UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

7 May 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release relating to Telecom’s third quarter results;

2.	Management commentary relating to Telecom’s third quarter results; and

3.	Condensed accounts for the third quarter

4.	Appendix 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 7 May 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

7 May, 2010

TELECOM DELIVERS SOLID RESULT IN CHALLENGING OPERATING ENVIRONMENT

Telecom New Zealand has today announced adjusted Earnings Before Interest, Taxation Depreciation and Amortisation (EBITDA) of NZ$1,336 million for the nine months to 31 March 2010, down 1.9% on the equivalent nine months in the previous financial year and in line with guidance.

The quarter contained a Southern Cross dividend of $14m, versus $40m in Q3 FY09.

While adjusted revenue for the nine months fell by 7.7%, to $3,936m, adjusted operating expenses fell faster, to $2,600m, a 10.4% decrease on the equivalent nine months.

“Telecom delivered a range of positive outcomes in the quarter, including 128,000 growth in XT connections, and 7% mobile revenue growth in Gen-i,” said Paul Reynolds, Telecom CEO.

“New Zealand’s broadband speeds are now measurably faster than Australia and Singapore, and our cost-out programme remains on track.

“Full year earnings guidance has been maintained.

“This result has been delivered in a very challenging operating environment, including increased competition, the continued impact of the economic slowdown, further regulatory interventions and issues with our XT network.

“With the results of the independent review of XT now before us, our focus is on further improving the resilience of the network and translating that effort into further growth in customers,” Dr Reynolds said.

Fixed broadband market growth was stronger than Q2, with Telecom Retail’s market share steady at 57%.

“In terms of regulation, we have seen further interventions added to an already very complex regulatory model.

“In addition, while preparing for the radically different, fibre-based world envisaged by the government’s UFB initiative, we are continuing to deliver an operational separation model designed for a copper world.

“Our strong focus is therefore on aligning this copper world regulation with a fibre world, to deliver the best result for Telecom shareholders and New Zealanders.”

Telecom has also announced a review of its international wholesale business.

“Following a strategic review of Telecom’s international wholesale business, we have separated it into its voice and data components. We are now considering strategic options for the voice component of this business. Options being considered include merger, divestment or retention,” Dr Reynolds said.

ADJUSTED INCOME STATEMENT

Nine months ended 31 Mar	2010 $M	2009 $M	Change %
Revenue	3,936	4,265	-7.7
Expenses	(2,600)	(2,903)	-10.4
EBITDA	1,336	1,362	-1.9
Depreciation & amortisation	(777)	(656)	18.4
EBIT	559	706	-20.8
Net finance expense	(133)	(149)	-10.7
Share of associates’ profit/(losses)	1	—	NM
Income tax expense	(87)	(144)	-39.6
Net Earnings	340	413	-17.7
Net earnings attributable to shareholders	338	411	-17.8
EPS	18	23	-21.7
DPS	18	18	—

ECONOMY

Telecom has assessed the impact of the slowdown in the New Zealand economy at up to $10m during the quarter, making the year-to-date impact up to $30m.

“The impact of the economic slowdown is evident in the market-facing business units, with the impact for Gen-i seen in several industry segments, including real estate, manufacturing, finance and business services,” said Russ Houlden, CFO, Telecom.

“The impact for Retail was primarily in the small and medium enterprise sector and Chorus has reported lower revenues from slower subdivision development activity.”

2

CHORUS

Chorus reported EBITDA of $188m for the quarter, a 1.1% increase compared with the equivalent quarter last year.

“Local services revenues are increasing as UCLL grows and internal revenues have also increased as Wholesale consumes more cabinetised lines,” said Mark Ratcliffe, CEO, Chorus.

“Chorus also delivered its response to the Government’s Ultra Fast Broadband initiative and supported Compass and CallPlus to launch UCLL services in the quarter.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported EBITDA of $60m for the quarter, a 10.4% decrease on the equivalent quarter last year.

“During the quarter a major Ethernet backhaul deal was secured,” said Matt Crockett, CEO, Telecom Wholesale.

“Two new customers were secured as future mobile virtual network operators (MVNO) on our WCDMA network and we saw higher PSTN and broadband connection growth. EBITDA was down as the rate of increase of internal costs outpaced revenue growth.”

TELECOM RETAIL

Telecom Retail reported EBITDA of $113m for the quarter, a 0.9% increase on the equivalent quarter last year.

“A focus on cost means that internal expenses fell faster than operating revenues, which resulted in earnings growth,” said Alan Gourdie, CEO, Telecom Retail.

“Access churn in the ‘home’ segment remains at relatively low levels. Office churn levels are stabilising as more than half of all office lines are now in contract. Performance of our bundled offers has been strong, with 47% of broadband customers and 24% of access customers now on the Total Home bundles. Consumer Prepaid and Mobile Broadband growth were significant features of Retail’s XT performance.”

GEN-i

Gen-i reported EBITDA of $58m for the quarter, a 1.7% decrease on the equivalent quarter last year.

“A continued focus on lowering costs, and growth in mobile and Australia helped to offset the decline in traditional telco revenues,” said Chris Quin, CEO, Gen-i.

3

“IT Services margins were preserved despite market contraction and we launched new products including ReadyCloud, Gen-i enterprise management and Voice Connect on Fibre. We also saw a pleasing 7% revenue growth and 6% connections growth in mobile as clients saw the strength of an integrated mobility proposition”

AAPT

AAPT reported EBITDA of AUD$24m for the quarter, flat on the equivalent quarter last year.

“AAPT’s result was driven by a continued focus on removing cost from our business. EBITDA in Australian dollars was flat as cost reductions matched declines in revenue,” said Paul Broad, CEO, AAPT.

“During the quarter, we launched a range of new IP-centric Ethernet business products, supporting our data and internet drive, as well as an exclusive deal with leading global content delivery provider, EdgeCast.

“We also broke new ground in the Australian consumer broadband market, launching the first 24/7 Unlimited product. Broadband continues to drive orders for higher value plans and 43% of the consumer base now has at least one service on contract.”

GUIDANCE

Telecom is maintaining its guidance for adjusted EBITDA in FY10 to be between -1% and +2% compared with FY09. It is now expected to be near the lower end of the range.

Guidance for adjusted group net earnings is $400m to $440m for the year. It is also expected to be in the lower half of the range and is subject to any changes in tax legislation.

FY11 to FY13 EBITDA guidance was restated on 15 April 2010. It assumes retention of AAPT and does not reflect any impact from the Government’s Ultra Fast Broadband initiative, which is likely to reshape the industry.

•	FY11 Guidance

•	Adjusted EBITDA of $1.72 to $1.78 billion

•	Capex of $1.0 to $1.1 billion

•	FY12 Guidance

•	Adjusted EBITDA to increase by $20 to $80 million

•	FY13 Guidance

•	Adjusted EBITDA to increase by $20 to $80 million

•	Capex around $0.75 billion

4

DIVIDEND

A Q3 dividend of 6c per share has been declared, with no imputation credits. The discount on the dividend reinvestment plan (DRP) will be set to nil.

Telecom has announced that for FY11 it will target a payout ratio of 90% of adjusted net earnings. The dividend is expected to be fully imputed. The (DRP) will be retained with nil discount and an on-market buy back will be introduced to eliminate any increase in capital.

ENDS

Contacts at Telecom NZ media relations:

Mark Watts, +64 (0)272 504 018

or

Ian Bonnar, +64 (0)27 215 7564

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs and assumptions of management from and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this media release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are further discussed in the management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

5

Results for the nine months and the quarter ended 31 March 2010 7 May 2010

‘Telecom delivers solid result in challenging operating environment’

Adjusted results ¹	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %
Operating revenue and other gains	3,936	4,265	(7.7)	1,265	1,407	(10.1)
Adjusted EBITDA	1,336	1,362	(1.9)	464	478	(2.9)
Depreciation and amortisation expense	777	656	18.4	267	221	20.8
Adjusted earnings before tax	427	557	(23.3)	150	204	(26.5)
Adjusted net earnings	340	413	(17.7)	97	159	(39.0)
Adjusted diluted EPS (cents)	18	23	(21.7)	5	9	(44.4)

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	Adjusted EBITDA, net earnings and capital expenditure all in line with guidance;

•	Adjusted EBITDA, excluding Southern Cross dividends, up by 2.7% from $438 million to $450 million;

•	Year to date Southern Cross dividends of $58 million in FY10, compared to $79 million in the year to date for FY09, with $14 million received in Q3 FY10 ($40 million in Q3 FY09);

•	XT customer base continued to grow with connections increasing by 128,000 since 31 December 2009;

•	Continued focus on cost out, with operating cost reductions largely offsetting revenue declines;

•	Transformation programmes remain on track with 276 new fibre-fed cabinets rolled out by Chorus in the quarter and all enforceable Undertakings commitments delivered;

•	Q3 FY10 dividend declared of 6 cents per share, with no imputation credits; and

•	FY11 dividends to be based on a target of approximately 90% of adjusted net earnings and are anticipated to be fully imputed.

Statutory results	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %
Operating revenue and other gains	3,936	4,265	(7.7)	1,265	1,407	(10.1)
EBITDA	1,336	1,261	5.9	464	478	(2.9)
Depreciation and amortisation expense	777	656	18.4	267	221	20.8
Earnings before tax	427	456	(6.4)	150	204	(26.5)
Net earnings	340	322	5.6	97	159	(39.0)
Diluted EPS (cents)	18	17	5.9	5	9	(44.4)

Telecom’s Chief Executive, Paul Reynolds, said ‘Telecom delivered a range of positive outcomes in the quarter, including 128,000 growth in XT connections, and 7% mobile revenue growth in Gen-i.

New Zealand’s broadband speeds are now measurably faster than Australia and Singapore, and our cost-out programme remains on track.

Full year earnings guidance has been maintained.

This result has been delivered in a very challenging operating environment, including increased competition, the continued impact of the economic slowdown, further regulatory interventions and issues with our XT network.

With the results of the independent review of XT now before us, our focus is on further improving the resilience of the network and translating that effort into further growth in customers.

Fixed broadband market growth was stronger than Q2 FY10, with Telecom Retail’s market share steady at 57%.

In terms of regulation, we have seen further interventions added to an already very complex regulatory model.

In addition, while preparing for the radically different, fibre-based world envisaged by the government’s Ultra Fast Broadband initiative, we are continuing to deliver an operational separation model designed for a copper world.

Our strong focus is therefore on aligning this copper world regulation with a fibre world, to deliver the best result for Telecom shareholders and New Zealanders.

Telecom has also announced a review of its International wholesale business.

Following a strategic review of Telecom’s International wholesale business, we have separated it into its voice and data components. We are now considering strategic options for the voice component of this business. Options being considered include merger, divestment or retention.’

Group income statement

A breakdown of the Group’s income statement for the periods ended 31 March 2010, and the prior comparative periods, is provided in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues and other gains
Local service	770	786	(2.0)	256	259	(1.2)
Calling	763	953	(19.9)	245	312	(21.5)
Interconnection	131	136	(3.7)	48	45	6.7
Mobile	625	619	1.0	199	199	—
Data	481	489	(1.6)	157	163	(3.7)
Broadband and internet	428	439	(2.5)	141	149	(5.4)
IT services	329	344	(4.4)	98	108	(9.3)
Resale	210	254	(17.3)	65	81	(19.8)
Other operating revenue	199	245	(18.8)	56	91	(38.5)

	3,936	4,265	(7.7)	1,265	1,407	(10.1)

Operating expenses
Labour	672	682	(1.5)	215	214	0.5
Intercarrier costs	728	953	(23.6)	235	315	(25.4)
Asset impairments	—	101	NM	—	—	—
Other operating expenses	1,200	1,268	(5.4)	351	400	(12.3)

	2,600	3,004	(13.4)	801	929	(13.8)

EBITDA	1,336	1,261	5.9	464	478	(2.9)

Depreciation	575	487	18.1	199	164	21.3
Amortisation	202	169	19.5	68	57	19.3

Depreciation and amortisation	777	656	18.4	267	221	20.8

Earnings before interest and tax	559	605	(7.6)	197	257	(23.3)
Net finance expense	(133)	(149)	(10.7)	(48)	(53)	(9.4)
Share of associates’ profit	1	—	NM	1	—	NM

Earnings before tax	427	456	(6.4)	150	204	(26.5)
Income tax expense	(87)	(134)	(35.1)	(53)	(45)	17.8

Net earnings	340	322	5.6	97	159	(39.0)

•

The combined mobile revenue from Gen-i and Retail grew by $5 million, or 2.7%, in Q3 FY10 when compared to the prior comparative period, despite one-off credits given in relation to the network outages. At a Group level, the increases in mobile revenue by Retail and Gen-i were offset by a $5 million decline in mobile revenues at AAPT and Wholesale.

•

Calling revenue declined by 19.9% to $763 million in Nine Months FY10 and 21.5% to $245 million in Q3 FY10 when compared to the prior comparative periods largely due to the International business earning lower international carrier services revenues, the impact of the strong NZD on International’s USD denominated revenues and a managed reduction of AAPT’s customer base. Local service revenues declined by 2.0% to $770 million in Nine Months FY10 and 1.2% to $256 million in Q3 FY10 when compared to the prior comparative periods, principally due to a reduction in the number of access lines.

•

Interconnection revenue decreased by 3.7% to $131 million in Nine Months FY10 when compared to the prior comparative period due to continued decreases in mobile termination rates and a decline in fixed to mobile traffic volumes. However, Q3 FY10 did see an increase in interconnection revenue of 6.7% to $48 million, primarily as a result of one-off billing adjustments in Wholesale & International.

•

Data revenue declined by 1.6% to $481 million in Nine Months FY10 and by 3.7% to $157 million in Q3 FY10 due to increased competition driving prices down. This decline was partially offset by growth in Wholesale & International, driven by growth in business with existing customers and acquisition of new customers.

•	Resale revenues declined by 17.3% to $210 million in Nine Months FY10 and by 19.8% to $65 million in Q3 FY10 largely due to AAPT’s continued managed churn of low margin consumer customers.

•

IT services revenue decreased by 4.4% to $329 million in Nine Months FY10 and by 9.3% to $98 million in Q3 FY10 due to a decline in the size of the IT services market in New Zealand in the first half of FY10.

•

IT services cost of sales of $56 million decreased by $16 million when compared to Q3 FY09, primarily driven by the fall in IT revenue. Mobile cost of sales increased by $10 million over the same period due to increased demand for XT handsets, although this increase was more than offset by reductions in other operating expenses.

•

Gen-i’s IT solutions EBITDA margin improved to 6.3% in Nine Months FY10 compared to 5.5% in Nine Months FY09 demonstrating the effectiveness of cost-out and efficiency initiatives even against a reduced revenue base.

•	AAPT’s EBITDA margin improved to 12.0% in Nine Months FY10 compared to 8.3% in Nine Months FY09 due to managed reduction in low margin consumer customers combined with continued cost focus.

•

Year-to-date labour costs have reduced by $10 million to $672 million in Nine Months FY10 when compared to the prior comparative period, as a result of headcount reductions. Labour costs in Q3 FY10 were $1 million higher than the prior comparative period principally due to increased headcount in T&SS as a result of additional resources required in relation to Undertakings compliance and Transformation programmes and a reduction in labour capitalisation.

•

Intercarrier costs decreased by $225 million to $728 million in Nine Months FY10 and by $80 million to $235 million in Q3 FY10 due to revenue declines at AAPT, lower volumes of international calls, more favourable commercial terms agreed with another operator and foreign exchange rate impacts.

•

Other operating costs decreased by 5.4% to $1.2 billion in Nine Months FY10 and 12.3% to $351 million in Q3 FY10 when compared to the prior comparative periods. The decrease reflects the impact of lower revenues and the continued focus on cost reductions, together with additional provisioning and operational separation related costs in Q3 FY09 not being replicated in the current period.

•

Depreciation and amortisation expense increased by $121 million to $777 million in Nine Months FY10 when compared to Nine Months FY09 due mainly to the higher asset base resulting from the Group’s capital expenditure programmes, including the XT mobile network, FTTN and FNT. The increase was $46 million in Q3 FY10 to $267 million when compared to Q3 FY09.

•

Net finance expense decreased in Nine Months FY10 by $16 million to $133 million, primarily due to use of money interest income recognised in Q1 FY10. The net finance expense of $48 million decreased by $5 million when comparing Q3 FY10 with the prior comparative period due to a lower net debt position and short-term interest rates.

•

The tax charge in Nine Months FY10 of $87 million was $47 million lower than the tax charge in Nine Months FY09 of $134 million. This reduction was principally due to the increase in value of certain tax credits recognised as deferred tax assets in Q1 FY10, which arose from amendments to New Zealand’s tax legislation as described in the Q1 FY10 Management Commentary, and a reduction in net profit before tax, after adjusting items.

Adjusting Items

There were no adjusting items during Nine Months FY10. During Nine Months FY09 there were two non-cash impairment charges totalling $101 million.

The first was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian operations had been determined to exceed carrying value based on forecasts at those times. Management’s assessment during Q2 FY09 of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for FY09 and lower growth rates for future years arising from economic and competitive conditions.

The second adjusting item was a $33 million non-cash impairment charge on mobile network equipment as a result of the decision in October 2008 to launch a new 3G network based on Wideband 850 technology. A $10 million tax benefit relating to this impairment was also adjusted for.

A reconciliation of reported earnings to adjusted net earnings is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Reported net earnings	340	322	5.6	97	159	(39.0)
Adjusted for:
Impairment of goodwill	—	68	NM	—	—	—
Impairment of mobile network equipment	—	33	NM	—	—	—
Tax on mobile network impairment	—	(10)	NM	—	—	—

Adjusted net earnings	340	413	(17.7)	97	159	(39.0)

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’) supported by a Corporate unit.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom implemented Full Cost Apportionment (‘FCA’) with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. The FCA allocations were discussed in more detail in the transcript of the Q1 FY10 results presentation, which is available online at http://investor.telecom.co.nz

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of Retail’s, Gen-i’s and AAPT’s international voice traffic offshore.

All internal transactions are eliminated on consolidation.

Following the adoption of Part 1 of NZ IFRS 9 ‘Financial Instruments’ (‘the Standard’) during Q2 FY10, Telecom now carries its investments in Hutchison Telecommunications Australia Limited (‘Hutchison’) and TMT Ventures (‘TMT’) at fair value. These investments were previously held at cost, as permitted under IAS 39. As permitted under the transitional provisions of the Standard, Telecom has chosen to retrospectively apply the Standard to prior reporting periods in relation to its investment in Hutchison. The impact of this retrospective application is a restatement of the long-term investments balance in the statement of financial position, with corresponding adjustments to the revaluation reserve. Telecom’s investment in TMT did not require retrospective application under the transitional provisions of the Standard, but required an adjustment to opening equity for FY10 to reflect the fair value on the date of initial application. The FY10 fair value movements for Telecom’s investments have been recognised in other comprehensive income. Further details are included in note 1 of the Q3 FY10 condensed financial statements.

As advised in the Q1 FY10 results, certain comparative numbers have also been represented, and had no impact on the overall results of the Group.

An analysis of revenue and adjusted EBITDA by business unit is set out below.

	Nine months ended 31 March			Quarter ended 31 March
	2010 NZ$m	2009 NZ$m	Change %	2010 NZ$m	2009 NZ$m	Change %

Operating revenue and other gains

Chorus	767	754	1.7	256	250	2.4
Wholesale & International	969	1,050	(7.7)	320	356	(10.1)
Retail	1,563	1,612	(3.0)	510	527	(3.2)
Gen-i	1,049	1,128	(7.0)	333	357	(6.7)
AAPT	837	980	(14.6)	267	326	(18.1)
T&SS	471	465	1.3	149	155	(3.9)
Corporate	152	166	(8.4)	44	71	(38.0)
Eliminations	(1,872)	(1,890)	(1.0)	(614)	(635)	(3.3)

Operating revenue and other gains	3,936	4,265	(7.7)	1,265	1,407	(10.1)

Adjusted EBITDA

Chorus	562	558	0.7	188	186	1.1
Wholesale & International	183	189	(3.2)	60	67	(10.4)
Retail	286	308	(7.1)	113	112	0.9
Gen-i	158	171	(7.6)	58	59	(1.7)
AAPT	101	80	26.3	35	29	20.7
T&SS	—	—	—	—	1	NM
Corporate	46	56	(17.9)	10	24	(58.3)

EBITDA	1,336	1,362	(1.9)	464	478	(2.9)

Economy

Economic conditions, and the resulting impact on the telecommunications sector in particular, affect Telecom’s operations. As a result of the economic downturn in both New Zealand and Australia, Telecom has seen a reduction in customer spending during Q3 FY10, most notably in calling revenue. These factors are estimated to have reduced Telecom’s EBITDA by up to $10 million in Q3 FY10 when compared with Q3 FY08. Despite the difficult economic conditions, the bad debt expense for Q3 FY10 of $8 million was comparable with the prior comparative period.

XT mobile network

During Q3 FY10 the XT mobile network experienced several significant outages. Telecom has undertaken a major programme of activity to improve the reliability and performance of the network, both during and subsequent to the quarter end. These activities include implementing a number of recommendations from an independent review.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to being a leading manager in critical infrastructure build programmes to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom Group on assets that are owned by other parts of the Group.

Chorus earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	15	10	50.0	6	3	NM
Other operating revenue	16	12	33.3	2	4	(50.0)
Internal revenue	736	732	0.5	248	243	2.1

	767	754	1.7	256	250	2.4

Operating expenses
Labour	16	16	—	6	5	20.0
Other operating expenses	159	153	3.9	52	49	6.1
Internal expenses	30	27	11.1	10	10	—

	205	196	4.6	68	64	6.3

EBITDA	562	558	0.7	188	186	1.1

FTE - Permanent	222	190	16.8
FTE - Contractors	10	32	(68.8)

FTE - Total	232	222	4.5

Operating revenues

Operating revenues increased by 1.7% to $767 million in Nine Months FY10 and by 2.4% to $256 million in Q3 FY10 when compared to the prior comparative periods, due to the growth in local service and internal revenues. Other operating revenues contributed to the increase in Nine Months FY10.

At 31 March 2010 Chorus had unbundled 76 exchanges and six external customers were consuming UCLL based services. Chorus’ local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. UCLL revenues increased in Nine Months FY10 when compared to Nine Months FY09, while subdivision revenues were largely flat.

Other operating revenue increased by $4 million to $16 million in Nine Months FY10, largely attributable to the disposal of surplus copper, while UCLL co-location and backhaul service revenues were largely flat. Lower backhaul revenues in Q3 FY10 contributed to the lower other operating revenues, when compared to the prior comparative period.

Chorus’ internal revenue increased by $4 million to $736 million in Nine Months FY10. Internal access revenue declined as access lines shifted from Retail and Wholesale to external customers and also due to declines in internal field services revenue. These declines were more than offset by growth in co-location and backhaul revenues, largely driven by additional FTTN cabinets.

Operating expenses

Operating expenses increased by 4.6% to $205 million in Nine Months FY10 and by 6.3% to $68 million in Q3 FY10 when compared to Nine Months FY09 and Q3 FY09 respectively.

Labour expenses in Nine Months FY10 were flat when compared to Nine Months FY09, with a $1 million increase in Q3 FY10 driven by an increase in FTE numbers.

Other operating expenses increased by $6 million to $159 million in the Nine Months FY10 and by $3 million to $52 million in Q3 FY10. These increases were largely due to higher property maintenance costs combined with higher electricity costs in Q3 FY10 when compared to the prior comparative periods. Network maintenance costs were flat for the nine months but lower by $2 million in Q3 FY10 when compared to Q3 FY09

Internal expenses increased by $3 million in Nine Months FY10, due to an increase in Chorus’ allocation of costs in the first half of FY10 from other Telecom business units. This allocation was unchanged in Q3 FY10 when compared to Q3 FY09.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers.

International provides international telecommunication services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross cable, to a range of peering networks in the USA.

Following a strategic review, the voice and data components of the International wholesale business have been separated and Telecom is now considering strategic options for the voice component, which earns EBITDA of approximately $20 million per annum. Options available for the International wholesale voice business include divestment, retention or partnership. Ernst & Young has been appointed as an independent adviser to assist with this process.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	141	116	21.6	48	40	20.0
Calling	183	267	(31.5)	58	86	(32.6)
Interconnection	102	101	1.0	38	34	11.8
Mobile	6	7	(14.3)	2	4	(50.0)
Data	71	63	12.7	23	22	4.5
Broadband and internet	62	62	—	20	21	(4.8)
Other operating revenue	19	17	11.8	6	6	—
Internal revenue	385	417	(7.7)	125	143	(12.6)

	969	1,050	(7.7)	320	356	(10.1)

Operating expenses
Labour	42	42	—	13	14	(7.1)
Intercarrier costs	287	400	(28.3)	92	132	(30.3)
Other operating expenses	32	39	(17.9)	10	13	(23.1)
Internal expenses	425	380	11.8	145	130	11.5

	786	861	(8.7)	260	289	(10.0)

EBITDA	183	189	(3.2)	60	67	(10.4)

FTE - Permanent	403	405	(0.5)
FTE - Contractors	17	37	(54.1)

FTE - Total	420	442	(5.0)

Operating revenues

Wholesale & International’s revenues decreased by 7.7% to $969 million in Nine Months FY10 and 10.1% in Q3 FY10 to $320 million when compared to the respective prior comparative periods.

Local service revenues increased by 21.6% to $141 million in Nine Months FY10 and by 20.0% in Q3 FY10 to $48 million reflecting the growth in the number of fixed access lines supplied to Wholesale customers which increased by 17.7%, or 55,000 lines from 31 March 2009 to 31 March 2010.

Calling revenues decreased by 31.5% in Nine Months FY10 to $183 million and by 32.6% in Q3 FY10 to $58 million primarily as a result of lower international carrier services volumes, as well as the impact of a strong NZD on USD-denominated revenues.

Interconnection revenues have increased by 11.8% to $38 million in Q3 FY10 predominantly as a result of one-off billing adjustments.

Data revenues increased by 12.7% to $71 million in Nine Months FY10 and by 4.5% to $23 million in Q3 FY10 due to growth in existing business and the impact of new customers acquired.

Internal revenues decreased by 7.7% in Nine Months FY10 to $385 million and by 12.6% to $125 million in Q3 FY10. These decreases were primarily due to a market based reduction in the internal pricing of international internet carriage.

Operating expenses

Wholesale & International’s operating expenses decreased by 8.7% in Nine Months FY10 to $786 million and by 10.0% to $260 million in Q3 FY10 when compared to prior comparative periods.

Labour costs were flat in Nine Months FY10 and decreased by 7.1% in Q3 FY10, in line with the 5.0% decrease in FTE. Increases in Wholesale labour costs for business growth and operational separation activities were offset by decreases in International’s labour costs, reflecting lower FTE and favourable foreign exchange impacts on the conversion of its offshore payroll costs.

Intercarrier costs decreased by 28.3% to $287 million in Nine Months FY10 and by 30.3% to $92 million in Q3 FY10 due to the impact of a strong NZD on USD denominated costs, as well as lower international voice volumes.

Internal expenses increased by 11.8% to $425 million in Nine Months FY10 and by 11.5% to $145 million in Q3 FY10 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs as well as the increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out.

Wholesale & International’s EBITDA decreased by 3.2% to $183 million in Nine Months FY10 and decreased by 10.4% to $60 million in Q3 FY10 when compared to the respective prior comparative periods. International EBITDA increased by 13.6% in Nine Months FY10 and was flat in Q3 FY10, while Wholesale EBITDA decreased by 10.8% in Nine Months FY10 and by 15.2% in Q3 FY10 when compared to the prior comparative period.

The decline of Wholesale’s EBITDA was primarily attributable to increases in cabinet related Chorus costs without a corresponding increase in revenues generated from Wholesale customers served by such cabinets.

The increase in International EBITDA was primarily attributable to its cost-out programme, which was initiated during the second half of FY09.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	514	546	(5.9)	169	179	(5.6)
Calling	251	281	(10.7)	81	91	(11.0)
Mobile	452	443	2.0	144	142	1.4
Data	16	18	(11.1)	5	5	—
Broadband and internet	214	205	4.4	72	70	2.9
IT services	14	14	—	4	6	(33.3)
Other operating revenue	15	15	—	6	5	20.0
Internal revenue	87	90	(3.3)	29	29	—

	1,563	1,612	(3.0)	510	527	(3.2)

Operating expenses
Labour	122	122	—	41	39	5.1
Other operating expenses	332	321	3.4	89	90	(1.1)
Internal expenses	823	861	(4.4)	267	286	(6.6)

	1,277	1,304	(2.1)	397	415	(4.3)

EBITDA	286	308	(7.1)	113	112	0.9

FTE - Permanent	2,129	2,091	1.8
FTE - Contractors	224	117	91.5

FTE - Total	2,353	2,208	6.6

Operating revenues

Retail’s operating revenues of $510 million in Q3 FY10 decreased by 3.2% when compared to Q3 FY09. Local service and calling revenue declines were partially offset by growth of broadband and mobile revenues.

Retail’s revenues from its fixed line offerings, which incorporate fixed local service, calling and broadband, continue to improve on a per customer basis as broadband penetration improves from high value product bundling propositions, such as Total Home. The increase in average revenue per customer on fixed line offerings was 4% in Q3 FY10 when compared to Q3 FY09.

The rate of the decline in local service revenues remains constant at $10 million, or 5.6%, when comparing Q3 FY10 and Q2 FY10 to their respective prior year comparative periods. These declines in revenue are due to a reduction in the number of access lines, partially offset by Consumer Price Index increases applied from April 2009 to some local service plans. The number of retail access lines as at 31 March 2010 were 6.8% lower than at 31 March 2009, with trends remaining broadly in line with prior quarter movements. The market remains challenging given the competitive offers by other retail market participants.

In comparison, the rate of decline in calling revenues has increased. The decline during Q3 FY10 was 11.0%, or $10 million, when compared to Q3 FY09, versus 9.1%, or $8.6 million, when comparing Q2 FY10 to the prior comparative period. While access and calling bundling has improved national calling revenues for Retail, this has been more than offset by other calling revenue declines, for example the reduction in mobile termination rates and increased substitution of international calling.

Despite the XT outages and associated reparations and credits given to affected customers, which have reduced mobile revenue, the growth in mobile revenues has increased during Q3 FY10 when compared to Q3 FY09. The rate of revenue growth in Q3 FY10 was 1.7%, or $2.5 million, when compared to Q3 FY09, versus 1.0%, or $1.6 million, when comparing Q2 FY10 to the prior comparative period.

Mobile connections (including Gen-i’s customers) decreased by 0.8% in Q3 FY10 but remained 1.8% higher than the connection base at 31 March 2009. Migration and acquisition of customers to the XT network continued during Q3 FY10, adding 128,000 connections to the XT network during Q3 FY10. This resulted in 26.0% of the total mobile connections now being on the XT mobile network as at 31 March 2010, compared to 20.2% as at 31 December 2009. Total mobile connections at 31 March 2010 were 2.291 million, of which 1.407 million, or 61.4%, were pre-paid and 884,000, or 38.6%, were post-paid. The number of post-paid connections contains approximately 10,000 to 20,000 of temporary CDMA connections which arose around the time of the XT outages. We expect these connections to drop off the base in coming quarters.

The Q3 FY10 decline in the mobile customer base was primarily a result of low value prepaid CDMA customers becoming inactive. The initial high volume of migrations from CDMA to XT during the XT launch, combined with Telecom’s policy of removing connections from the base once they have been inactive for a period of 6 months, have meant CDMA connections are now becoming inactive.

Mobile ARPU (for both Retail and Gen-i) of $24.58 for Q3 FY10 has declined by $0.23 or 0.9% when compared to Q3 FY09, due to the impact of the XT outage reparations and credits given to customers. Growth in mobile broadband revenues has continued with an improvement of 94% in Q3 FY10 when compared to Q3 FY09. Excluding the XT outage reparations and credits, mobile ARPU has increased by 3.8% when compared to Q3 FY09, improving on Q2 FY10 growth of 2.6% when compared to Q2 FY09.

Declines in data revenues in Nine Months FY10 reflect downward trends in ISDN usage revenues as a result of declining calling minutes and customer numbers.

Broadband and internet revenues increased by $2 million, or 2.9%, when comparing Q3 FY10 revenue of $72 million with $70 million in Q3 FY09. Broadband connection growth continued with the customer base increasing by 10.1% to 571,000 when compared to Q3 FY09. The resulting broadband revenue growth of 6.3% is comparable with that achieved in prior comparative periods.

Operating expenses

Total labour expenses in Nine Months FY10 remained flat and increased by 5.1% to $41 million in Q3 FY10 when compared with prior comparative periods. The increase in Q3 FY10 reflects additional temporary customer service staff supporting new broadband provisioning processes and the XT outages.

Other operating expenses in Nine Months FY10 increased by 3.4% to $332m, but fell in Q3 FY10 by 1.1% to $89 million when compared with prior comparative periods. The Q3 FY10 total of $89 million was $33 million lower than Q2 FY10 as seasonally lower mobile growth has driven a $20 million decrease in mobile cost of sales and commissions, while reduced marketing and advertising activity contributed a further reduction in these costs.

Internal expenses decreased by 6.6% or $19 million in Q3 FY10 when compared to Q3 FY09. This is a result of a declining fixed access base, that has led to reduced intercarrier and wholesale costs of sale, together with a significant reduction in maintenance costs as avoidable truck rolls are reduced by our ‘Right First Time’ cost out initiatives.

Q3 FY10 EBITDA growth of 0.9% compared to Q3 FY09 largely reflects the decline in internal expenses more than offsetting the decline in operating revenues.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	78	92	(15.2)	26	30	(13.3)
Calling	123	136	(9.6)	39	42	(7.1)
Mobile	144	139	3.6	46	43	7.0
Data	267	288	(7.3)	86	96	(10.4)
Broadband and internet	20	19	5.3	6	6	—
IT services	315	330	(4.5)	94	102	(7.8)
Resale	2	2	—	1	1	—
Other operating revenue	47	77	(39.0)	14	23	(39.1)
Internal revenue	53	45	17.8	21	14	50.0

	1,049	1,128	(7.0)	333	357	(6.7)

Operating expenses
Labour	243	251	(3.2)	76	79	(3.8)
Intercarrier costs	—	3	NM	—	—	—
Other operating expenses	302	336	(10.1)	88	98	(10.2)
Internal expenses	346	367	(5.7)	111	121	(8.3)

	891	957	(6.9)	275	298	(7.7)

EBITDA	158	171	(7.6)	58	59	(1.7)

FTE - Permanent	2,767	2,827	(2.1)
FTE - Contractors	235	215	9.3

FTE - Total	3,002	3,042	(1.3)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Local service	78	92	(15.2)	26	30	(13.3)
Calling	123	136	(9.6)	39	42	(7.1)
Mobile	144	139	3.6	46	43	7.0
Data	267	288	(7.3)	86	96	(10.4)
Broadband and internet	20	19	5.3	6	6	—
IT services	17	9	88.9	4	3	33.3
Resale	2	2	—	1	1	—
Other operating revenue	43	64	(32.8)	13	19	(31.6)
Internal revenue	35	34	2.9	17	9	88.9

	729	783	(6.9)	238	249	(4.4)

Operating expenses
Labour	134	144	(6.9)	42	46	(8.7)
Intercarrier costs	—	3	NM	—	—	—
Other operating expenses	116	118	(1.7)	36	31	16.1
Internal expenses	341	366	(6.8)	109	121	(9.9)

	591	631	(6.3)	187	198	(5.6)

EBITDA	138	152	(9.2)	51	51	—

FTE - Permanent	1,185	1,231	(3.7)
FTE - Contractors	74	70	5.7

FTE - Total	1,259	1,301	(3.2)

Operating revenues – telecommunications solutions

Traditional voice and access revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing, with local service revenues down by 15.2% to $78 million and calling revenues down by 9.6% to $123 million in Nine Months FY10 when compared to the prior comparative period. In Q3 FY10 local service revenues were down by 13.3% to $26 million and calling revenues down by 7.1% to $39 million when compared to the prior comparative period. The local service decline was caused by reductions in access prices and lines, which arose as customers consolidated the number of lines and used lower cost technologies.

Despite the impact of reparations relating to recent XT outages, mobile revenue increased by $5 million in Nine Months FY10 and by $3 million in Q3 FY10 when compared to the prior comparative periods as connections on the XT network continued to grow.

Data revenue for Nine Months FY10 decreased by 7.3% to $267 million and by 10.4% to $86 million in Q3 FY10 when compared with Nine Months FY09 and Q3 FY09 as the competitive environment and economic conditions drove customers to lower cost options. In New Zealand these conditions have resulted in increased price and volume pressure.

Operating expenses – telecommunications solutions

Labour costs reduced by 6.9% to $134 million in Nine Months FY10 and by 8.7% to $42 million in Q3 FY10 when compared with Nine Months FY09 and Q3 FY09 respectively, reflecting active management of costs in both New Zealand and Australia as part of the Gen-i cost-out programme.

Intercarrier costs are now incurred by AAPT and recharged to Gen-i under a revised trading model and are recorded as internal expenses by Gen-i.

Other operating expenses decreased by 1.7% to $116 million in Nine Months FY10 and increased by 16.1% to $36 million in Q3 FY10 when compared to the prior comparative periods. The year to date decline is in line with the reduction in revenue after taking account of mobile acquisition costs, which increased in Q3 FY10 as XT connections continued to grow.

Internal expenses declined by 6.8% to $341 million in Nine Months FY10 and by 9.9% to $109 million in Q3 FY10 due to a corresponding reduction in the number of lines and volume of services purchased from Chorus and Wholesale.

Overall EBITDA has remained flat in Q3 FY10 when compared to the comparative period, as reductions in most revenue categories have been offset by comparable levels of cost savings.

Gen-i IT solutions

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
IT services	298	321	(7.2)	90	99	(9.1)
Other operating revenue	4	13	(69.2)	1	4	(75.0)
Internal revenue	18	11	63.6	4	5	(20.0)

	320	345	(7.2)	95	108	(12.0)

Operating expenses
Labour	109	107	1.9	34	33	3.0
Other operating expenses	186	218	(14.7)	52	67	(22.4)
Internal expenses	5	1	NM	2	—	NM

	300	326	(8.0)	88	100	(12.0)

EBITDA	20	19	5.3	7	8	(12.5)

FTE - Permanent	1,582	1,596	(0.9)
FTE - Contractors	161	145	11.0

FTE - Total	1,743	1,741	0.1

Operating revenues – IT solutions

IT solutions revenue declined in total by 7.2% to $320 million in Nine Months FY10 and by 12.0% in Q3 FY10 when compared to the prior comparative periods. This is principally due to a decline in procurement revenue in New Zealand, as well as a decline in managed service revenues in Q3 FY10 as a result of economic uncertainty and delayed customer spend, particularly in the government sector. This is reflected in the IT services market in New Zealand, which contracted by 4.5% in the first half of FY10.

Internal revenue was up by $7 million in Nine Months FY10 due to higher levels of procurement of both hardware and software being undertaken on behalf of other Telecom units.

Operating expenses – IT solutions

Total operating expenses fell by 8.0% to $300 million in Nine Months FY10 and by 12.0% to $88 million in Q3 FY10, demonstrating the effectiveness of cost-out and efficiency initiatives against a reduced revenue base.

Other operating expenses in Nine Months FY10 decreased by 14.7% to $186 million and by 22.4% to $52 million in Q3 FY10 when compared to Nine Months FY09 and Q3 FY09. This is due partly to reduced cost of sales resulting from the lower procurement revenues, as well as a reflection of the in-sourcing of certain activities with a corresponding reduction in other third party provider costs.

As at 31 March 2010, total FTEs decreased slightly when compared with last year, but the mix has changed, resulting in an 11.0% increase in contractor FTEs. Labour costs have remained largely constant reflecting the in-sourcing of certain activities, offset by lower managed services revenues.

The IT solutions EBITDA improved by 5.3% in Nine Months FY10 from $19 million in Nine Month FY09, in spite of the lower revenue.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in over 350 exchanges across major Australian cities and large metropolitan areas. Complementing this coverage is a business grade Midband Ethernet network covering 120 exchanges.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines in the traditional calling business. The Business Solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation is focused on selling broadband, voice and mobile services to the small and home office and residential segment.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Nine months ended 31 March			Quarter ended 31 March
	2010 A$m	2009 A$m	Change %	2010 A$m	2009 A$m	Change %

Operating revenue and other gains
Local service	17	18	(5.6)	5	5	—
Calling	165	218	(24.3)	53	73	(27.4)
Interconnection	24	29	(17.2)	8	9	(11.1)
Mobile	18	25	(28.0)	5	9	(44.4)
Data	100	97	3.1	33	32	3.1
Broadband and internet	105	124	(15.3)	33	41	(19.5)
Resale	166	206	(19.4)	52	65	(20.0)
Other operating revenue	14	14	—	5	4	25.0
Internal revenue	59	67	(11.9)	16	23	(30.4)

	668	798	(16.3)	210	261	(19.5)

Operating expenses
Labour	104	115	(9.6)	34	36	(5.6)
Intercarrier costs	351	446	(21.3)	112	145	(22.8)
Other operating expenses	98	112	(12.5)	30	35	(14.3)
Internal expenses	35	59	(40.7)	10	21	(52.4)

	588	732	(19.7)	186	237	(21.5)

EBITDA	80	66	21.2	24	24	—

FTE - Permanent	1,165	1,265	(7.9)
FTE - Contractors	51	75	(32.0)

FTE - Total	1,216	1,340	(9.3)

Operating revenues and other gains

Operating revenues decreased by 16.3% to A$668 million in Nine Months FY10 and by 19.5% to A$210 million in Q3 FY10, as revenue declined in all main categories, with the exception of data. Consumer, Business Solutions and Wholesale experienced decreases in revenue when compared to Nine Months FY09. The 16.3% decline in revenue in Nine Months FY10 was mitigated through an improved product mix of new business, favourable pricing from third party carriers, the ‘on-net’ strategy and managed reduction in low margin consumer customers.

Calling and Resale revenue declines of A$53 million and A$40 million in Nine Months FY10 and by A$20 million and A$13 million in Q3 FY10 respectively were primarily driven by a reduction in low margin customers. Data revenue increased in Nine Months FY10 by 3.1% due to growth in Wholesale.

Operating expenses

Labour costs decreased in Nine Months FY10 by A$11 million to A$104 million and by A$2 million to A$34 million in Q3 FY10 when compared to prior comparative periods mainly due to lower headcount.

Intercarrier costs reduced by A$95 million to A$351 million in Nine Months FY10 and by A$33 million to A$112 million in Q3 FY10 when compared to prior comparative periods due to the reduction in lower margin revenue, cost savings from moving customers ‘on-net’ and a more favourable commercial agreement reached with another operator.

Other operating expenses reduced by A$14 million to A$98 million in Nine Months FY10 and by A$5 million to A$30 million in Q3 FY10 when compared to the prior comparative periods. The reduction was driven by savings through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments has partially offset these reductions.

AAPT’s EBITDA improved by A$14 million to A$80 million when comparing Nine Months FY10 with Nine Months FY09 and was stable at A$24 million when comparing Q3 FY10 with the prior comparative period. The year to date improvement was driven by:

•	continued cost focus, driven by headcount reductions and other cost management initiatives;

•	more ‘on-net’ products and customers;

•	favourable one-off adjustments in Q1 FY10 from commercial terms agreed with another operator; and

•	start up costs associated with off-shoring in the prior comparative period.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) business unit maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

As reported in Q1 FY10, FCA allocates T&SS costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Other operating revenue	7	5	40.0	2	1	NM
Internal revenue	464	460	0.9	147	154	(4.5)

	471	465	1.3	149	155	(3.9)

Operating expenses
Labour	78	72	8.3	24	22	9.1
Other operating expenses	220	229	(3.9)	64	76	(15.8)
Internal expenses	173	164	5.5	61	56	8.9

	471	465	1.3	149	154	(3.2)

EBITDA	—	—	—	—	1	NM

FTE - Permanent	1,537	1,483	3.6
FTE - Contractors	187	157	19.1

FTE - Total	1,724	1,640	5.1

Operating revenues

Other operating revenue largely consists of three main components being cost recovery for use of T&SS-owned assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. The $2 million increase in revenue to $7 million in Nine Months FY10 is due to recognition of negotiated supplier credits in FY10, with underlying revenue for Nine Months FY10 unchanged from Nine Months FY09.

Through FCA, T&SS recovers its costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses.

Operating expenses

Compared to the prior period, labour costs show an increase of $6 million in Nine Months FY10 and $2 million in Q3 FY10 when compared to the respective prior comparative periods. The main reason for this was the incremental operational support and management required of T&SS staff in relation to the Undertakings compliance and Transformation programmes. Some of these labour costs were capitalised in the comparative periods.

Other operating expenses decreased by $9 million or 3.9% in Nine Months FY10 and by $12 million or 15.8% in Q3 FY10 when compared to the prior comparative periods. The decreases reflect savings achieved through the T&SS cost out programme and completion or closure of some operational projects. These reductions have offset the increased costs to support new platforms and networks, such as the XT mobile network and associated systems.

Internal expenses increased by $9 million in Nine Months FY10 and by $5 million in Q3 FY10 when compared to the prior comparative periods. These increases were demand driven and arose from increased backhaul charges, field service charges, and co-location charges from Chorus, reflecting increased use of the Chorus Network driven by demand from the market facing business units.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO, dividends received from Southern Cross and any revenue not directly associated with a business unit. As reported in Q1 FY10, certain corporate costs are allocated under FCA to other business units.

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %

Operating revenues
Other operating revenue	79	102	(22.5)	19	47	(59.6)
Internal revenue	73	64	14.1	25	24	4.2

	152	166	(8.4)	44	71	(38.0)

Operating expenses
Labour	39	37	5.4	12	12	—
Other operating expenses	36	55	(34.5)	13	29	(55.2)
Internal expenses	31	18	72.2	9	6	50.0

	106	110	(3.6)	34	47	(27.7)

EBITDA	46	56	(17.9)	10	24	(58.3)

FTE - Permanent	216	192	12.5
FTE - Contractors	8	8	—

FTE - Total	224	200	12.0

Operating revenues

Other operating revenue decreased by $23 million in Nine Months FY10 ($28 million in Q3 FY10) when compared to the prior comparative period due to the receipt of dividends from Southern Cross of $58 million in Nine Months FY10, compared to $79 million in Nine Months FY09 ($14 million received in Q3 FY10, compared to $40 million in Q3 FY09). These dividends vary in amount and timing and are declared in US$ and hedged to NZ$ at that time. The TSO revenue was $14 million for Nine Months FY10 and remained unchanged from Nine Months FY09.

Internal revenue of $73 million was $9 million higher in Nine Months FY10 and $1 million higher in Q3 FY10 due to increased recoveries under FCA.

Operating expenses

Labour costs have increased by $2 million to $39 million in Nine Months FY10 and were stable in Q3 FY10. The number of permanent staff has increased due to in-sourcing of some corporate functions.

Other operating expenses decreased by $19 million to $36 million for Nine Months FY10 and by $16 million to $13 million for Q3 FY10 when compared to Nine Months FY09 and Q3 FY09 respectively. Q3 FY09 other operating expenses were unusually high due to additional provisioning following a review of open litigation cases and other obligations, as well as additional operational separation related costs. The current year has seen a continued focus on cost reductions.

Internal expenses increased by $13 million to $31 million in Nine Months FY10 and by $3 million to $9 million in Q3 FY10 when compared with prior comparative periods, due to the impacts of FCA, and increased trading with Gen-i.

Group cash flow

	Nine months ended 31 March
	2010 $m	2009 $m	Change %
Cash flows from operating activities	1,298	1,201	8.1
Cash flows from investing activities	(777)	(959)	(19.0)
Cash flows from financing activities	(415)	(813)	(49.0)
Foreign exchange movement	(16)	95	NM

Net movement in cash	90	(476)	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Cash flows from operating activities of $1,298 million increased by $97 million in Nine Months FY10 when compared to Nine Months FY09. This was largely due to a focus on reducing working capital in the current year. This resulted in a decrease in payments to suppliers and employees of $339 million, driven by a fall in operating expenses, partially offset by a decline in cash received from customers of $249 million as operating revenues also declined. There was also a reduction in net interest paid of $28 million in Nine Months FY10, primarily due to use of money interest income recognised in Q1 FY10 combined with a reduction in external debt.

Cash flows from investing activities

Cash outflows for investing activities decreased by $182 million in Nine Months FY10 when compared to Nine Months FY09, principally due to the high levels of capital expenditure incurred on developing the new XT mobile network in the prior comparative period. Further analysis of capital expenditure is presented below.

Cash flows from financing activities

Cash outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. Net cash outflows for financing activities decreased by $398 million to a net cash outflow of $415 million in Nine Months FY10. During Nine Months FY10 Telecom repaid $196 million of debt and derivatives and paid dividends of $219 million to shareholders, compared to $872 million and $341 million respectively in Nine Months FY09. Financing cash flow in Nine Months FY09 also included $400 million of proceeds from bond issues.

Capital expenditure

	Nine months ended 31 March			Quarter ended 31 March
	2010 $m	2009 $m	Change %	2010 $m	2009 $m	Change %
Transformation and regulation
XT mobile network	47	255		18	95
FTTN	111	92		33	30
FNT	50	109		8	26
NGT Retail	67	21		20	9
Separation	125	73		33	27
Other regulatory	6	9		1	3

Total transformation and regulation	406	559	(27.4)	113	190	(40.5)

Business sustaining
IT systems	30	46		8	16
Gen-i	31	64		13	11
AAPT	51	59		27	16
Southern Cross capacity	33	44		—	25
Network maintenance and growth	130	143		43	46
New products and services	11	6		4	1
Other business sustaining	33	27		17	9

Total business sustaining	319	389	(18.0)	112	124	(9.7)

Total	725	948	(23.5)	225	314	(28.3)

Telecom invested $225 million in Q3 FY10 in capital expenditure, a decrease of $89 million relative to Q3 FY09. The decrease was primarily driven by the reduction in expenditure on the XT mobile network and Southern Cross capacity.

Capital expenditure for the full year is still expected to be within the full year guidance range of $1.1 to $1.2 billion as a result of higher expected levels of delivery in Q4 FY10.

Transformation and regulation

Capital expenditure on the XT mobile network in Q3 FY10 was significantly less than it was in Q3 FY09, reflecting the progression from the capital intensive network establishment phase into network optimisation. Network stabilisation controls introduced in response to the XT outages resulted in a deferral of capital expenditure from Q3 FY10 to Q4 FY10.

FTTN investment is marginally up on the same period last year, with the programme continuing to deliver ultra fast broadband, via fibre, to communities at a rapid pace.

With the core voice platform in place, and the launch of our Equivalence of Input (‘EOI’) IP Trunking solution, the FNT programme continues to focus on preparing the platform for scalable external service, planned to be available from July 2010.

Intense activity in NGT Retail continues with the launch of our EOI residential broadband service and preparations for the launch of our EOI primary line voice service in July 2010.

Separation driven investment continues at higher levels than Q3 FY09, as we continue investment in the foundation platforms required for ‘full equivalence’ in December 2011.

Business Sustaining

As Telecom focuses its investment on transformation and regulation it has contained investment levels for business sustaining activities.

Due to the timing of projects, AAPT H1 FY10 capital spend was deferred to Q3 FY10.

Spend on Southern Cross capacity in Q3 FY10 was $25 million lower than Q3 FY09 due to the timing of purchases of additional international capacity.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

Telecom has previously advised its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY10. Telecom anticipates no imputation of dividends for FY10.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q3 FY10. No imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

Third quarter ordinary dividends
Ordinary shares	6.0 cents
American Depositary Shares [1]	US 21.22 cents

“Ex” dividend dates
New Zealand Exchange	24 May 2010
Australian Stock Exchange	17 May 2010
New York Stock Exchange	18 May 2010

Books closing dates
New Zealand, Australian Stock Exchanges	21 May 2010
New York Stock Exchange	20 May 2010

Payment dates
New Zealand, Australia	4 Jun 2010
New York	11 Jun 2010

[1]

Based on an exchange rate at 19 April 2010 of $1.00 to US$0.7073 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

For FY11 Telecom will target a dividend payout ratio of approximately 90% of adjusted net earnings. Subject to there being no adverse change in operating outlook, the dividend for the fourth quarter will be set to reflect the full year targeted payout ratio.

Also for FY11, Telecom anticipates full imputation, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

Dividend Reinvestment Plan

Telecom operates a Dividend Reinvestment Plan (‘DRP’) whereby shareholders can elect to receive dividends in the form of additional ordinary shares, ranking equally with existing shares on issue, in lieu of a cash dividend. The DRP strike price is calculated using the Volume Weighted Average Price for the 5 business days post the NZX record date, less any applicable discount.

For the Q3 FY10 dividend, the DRP discount will be set to nil. The last date for shareholders to elect to participate in the DRP for the Q3 FY10 dividend approved on 6 May 2010 is 21 May 2010. For FY11 dividends, Telecom intends to conduct an on-market buy back of an equivalent number of shares issued pursuant to the DRP.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, including operational separation and the TSO, as set out in Telecom’s 2009 Annual Report, which is available online at:

http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during FY10 as Telecom opened further exchanges to competitors for broadband and telephone services.

These moves further increased competition and consumer choice in the New Zealand telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Government fibre announcements

Ultra Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra Fast Broadband (‘UFB’) initiative. The Government’s goal is to accelerate the roll-out of UFB to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus green field developments and certain tranches of residential areas. The Government proposes to support this with a Government investment of up to $1.5 billion alongside additional private sector investment, and open-access infrastructure.

The draft proposal indicated a Government intention to create a Crown Fibre Holdings Company (‘CFH’) which would be the vehicle for investing the Government’s $1.5 billion. The CFH would operate contestable processes to select partner shareholders in 33 regions for Local Fibre Companies (‘LFCs’). Telecom and other parties submitted their proposals by 27 April 2009.

In September 2009, the Communications and Information Technology Minister (‘the Minister’) announced the final design of the Government’s UFB proposal. The UFB initiative will include an open, competitive partner selection process directed to provide an open access, passive fibre network infrastructure.

The intentions are for the CFH to establish with private sector partners an LFC in each region to deploy fibre network infrastructure and provide access to dark fibre products and, optionally, certain active wholesale layer 2 services. There are 33 candidate coverage areas based on the largest urban areas (by forecasted population in 2021). LFCs will be required from day one to offer open networks facilitating access to their infrastructure on an equivalent basis to all users and cannot be controlled by any party who also operates as a telecommunications retailer.

On 21 October 2009 the Minister released the ‘Invitation to Participate’ (‘ITP’) in the partner selection process. The ITP sets out the terms and conditions of the Government’s investment, including technical specifications and the Government’s preferred commercial model for co-investing with partners in an LFC. The ITP is based upon a commercial model where the Government largely funds the deployment of fibre into communities and the LFC partner gradually takes a greater share in the LFC as it connects customers. This risk sharing model is intended to overcome the hurdle of uncertainty of demand.

Parties participating in the partner selection process submitted proposals on 29 January 2010. Telecom submitted a fully compliant Preferred Commercial Model proposal and an Alternative Commercial Model proposal that it believes better meets the objectives of the Government, shareholders and New Zealanders. Directors and a Chief Executive Officer have been appointed to the CFH to carry out the Government’s partner selection process and manage its investment in fibre networks. The process is expected to continue for some months through to the end of September 2010.

Rural Broadband Initiative

On 29 September 2009 the Government released its Rural Broadband Initiative (‘RBI’) proposal. The key objective of the Government is to deliver ultra fast broadband to 97% of New Zealand schools and fast broadband services of 5Mbps or better to 97% of New Zealand households and enterprises.

The Government seeks to achieve these aims through progressive network upgrades over 10 years (beginning in 2010), focusing for the first six years on connecting schools. The proposal was that funding for rural broadband will come from a direct contribution by Government and a Telecommunications Development Levy. The proposal was to tender for the provision of ultra fast broadband to rural schools, with funding being made available on a grants basis. Telecom submitted its response on the Government’s RBI proposal on 30 October 2009.

On 16 March 2010, the Government confirmed its RBI proposal, including:

•

Creation of a $300 million Telecommunications Development Fund (‘TDF’) including a $48 million Government grant into this fund. The fund will be used to subsidise rural broadband investments (targeted primarily at rural backhaul upgrades).

•	Creation of a $252 million dollar Telecommunications Development Levy (‘TDL’) to raise $50 million per annum from telecommunications carriers for six years, commencing in 2010/2011.

The Government proposes to run a two stage tender process for allocation of funding. It called for expressions of interest on 22 April 2010 with responses due on 31 May. The Government anticipates releasing a request for proposals in July/August 2010. The Government then anticipates commencing allocating funding to successful bidders before the end of 2010.

Regulatory reform

TSO

The Government released a discussion document on TSO reforms on 29 September 2009. It proposes to require Telecom to continue to provide the key elements of the local service TSO (e.g. residential access is continued to be made as widely available, increases are limited to CPI, free local calling and emergency 111 calls continue). However, the Government proposed to change the methodology used to assess the compensation that Telecom receives for providing the local service to commercially non-viable customers. It proposed a new methodology which takes into account the costs and benefits that Telecom receives from providing local service to viable and non-viable customers at a national level. Based on this approach it expects Telecom’s loss to be zero for the foreseeable future. In future years, if Telecom considers there could be a loss, then it can apply for a loss calculation by the Commerce Commission (‘the Commission’).

In addition the Government proposed introducing a new industry levy that would be used to pay for TSO charges (TSO charges are likely to be zero but it would still include the TSO deaf relay service that is estimated to be between $6 to $8 million), grants for upgrading the Emergency Call System and for funding the RBI. Telecom submitted its response on these reforms on 30 October 2009.

On 16 March 2010, the Government confirmed its proposal, including its expectation that it would collect $48 million for TSO services and upgrades to the emergency calling services. That money will be collected from telecommunications carriers as part of the TDL commencing in FY11. The Government expects to pass legislation in 2010 to implement the changes to the current TSO funding mechanism. However, Telecom will continue to receive TSO compensation under the current regime for FY10.

WACC guidelines

The Commission is currently reviewing submissions on specific topics pertaining to a Guideline on WACC for regulated businesses in parallel with its process to establish new regimes for businesses that are regulated under the Commerce Act 1986. Telecom has participated throughout the process. The Commission will finalise the guidelines over the next few months or advise on what additional input is required.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers to resell at a discount to the retail price. The investigation will examine whether regulation should be removed, or amended to streamline the number of services covered. The Commission gave public notice of the commencement of the investigation on 1 October 2009 and is now in the process of seeking further information on the state of competition in the relevant markets.

TSO Cost Calculation

FY07 and FY08

The Commission released final determinations on the cost of the TSO for FY07 and FY08 on 7 October 2009. Telecom and Vodafone have judicially reviewed these determinations and the Court has allocated a hearing date in March 2011.

FY09

The Commission released a draft determination on the cost of the TSO for FY09 on 4 December 2009. The Commission is currently consulting on this draft determination. Refer also to Telecommunications Act litigation presented below.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of separation undertakings (‘the Undertakings’) which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

The Undertakings were developed under considerable time pressure. This included developing prescriptive and complex system migration plans without any certainty around what those migrations would involve. The Telecommunications Act 2001 provides a process that allows the Minister to agree variations to the Undertakings. To date the Minister has agreed two variations, and a third is pending. In the UK, BT can seek both variations and exemptions from its operational separation undertakings. Telecom’s Undertakings have been in force for approximately two years. After two years of BT’s undertakings taking effect, BT had been granted approximately 21 exemptions and 12 variations.

Telecom negotiated its first variation to the Undertakings (granted in May 2009). The variation delayed some of the milestone dates for the migration to equivalence but Telecom also committed to bringing forward the delivery of some products.

Telecom submitted a second variation proposal in respect of its obligation under clause 9.3(e)(iii) of the Undertakings to restrict access to certain information in shared information systems (data compliance). The variation was granted on 19 November 2009. The variation has delayed the overall deadline for achieving data compliance to 30 September 2010, but has created new tracking milestones for achieving data compliance on a group of named systems by 31 December 2009, a further group of named systems by 30 June 2010 and the remainder by 30 September 2010. In addition the variation created an exemption from technical separation for a small group of systems. Finally, the variation included a requirement that Telecom’s reporting on future milestones be extended to be more forward-looking.

On 17 December 2009 Telecom submitted a third variation request that seeks to defer by 12 months a small number of milestones that require Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom proposes to meet these milestones using existing systems in the interim. The Minister conducted a consultation process to inform this decision and engaged Telecom for further information, which has been provided. A decision by the Minister is still pending.

Investigation into Telecom Wholesale’s Loyalty Offers

On 27 August 2009, the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated to determine whether there has been a breach and whether to take any enforcement action.

The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009. The Commission announced on 6 November 2009 that it was issuing proceedings alleging that three separate loyalty offers made by Telecom’s Wholesale business between December 2008 and July 2009 are likely to have breached its obligation not to discriminate between service providers under the Telecom Separation Undertakings. Proceedings are expected to be filed in 2010.

Accounting separation

On 25 March 2009 the Commission issued the ‘accounting separation information disclosure requirements for the financial years ending 2009 and 2010’ (the Requirements). Under the Requirements, Telecom had to publish financial and other information about its retail, wholesale and network business activities. The Regulatory Financial Statements and Regulatory Reporting Manual were published on 18 December 2009 for FY09. In April 2010 the Commission published a ‘Summary and Analysis’ of the FY09 Regulatory Financial Statements and ‘Draft Telecom Accounting Separation Information Disclosure Requirements’ (the Draft Requirements). The Draft Requirements are subject to a submission process which closed on 28 April 2009. The Draft Requirements proposed that, in addition to the Regulatory Financial Statements and Regulatory Reporting Manual, selected product statements would be required for FY10.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission completed its second review to apply the competition test to determine which links should be included in the regulated service in December 2009. Two further links were classified as competitive.

The Commission is currently considering whether the competition test needs to be amended before carrying out its next assessment. It is also consulting on the appropriate competition test for the UBA backhaul service, which came into effect in December 2009. No application for a final pricing review, using a Total Service Long Run Incremental Cost (‘TSLRIC’) methodology, was made to the Commission.

UBA standard terms determination – application to VDSL services

In December 2007, the Commission determined the price and non-price terms for UBA services. As it is currently worded, the UBA STD appears wide enough to capture UBA services delivered over VDSL technology and other future DSL based technologies, without providing a pricing mechanism to allow Telecom to price these services at a premium.

Telecom raised this issue with the Commission in October 2009. The Commission sought submissions from the industry on the matter in November 2009. Telecom asked the Commission to initiate a review on whether the current regulated UBA services should extend to VDSL and other future technologies that Telecom may choose to deploy, and if it decides that it is appropriate, how the pricing and operational terms of the UBA STD should change. Telecom is waiting to hear from the Commission whether it will initiate the review.

The Commission subsequently issued a draft decision that a review is not warranted and that VDSL will only be captured by the regulated terms if Telecom chooses to use VDSL to deliver the regulated services. This means that Telecom can choose which technology it wants to deliver the regulated services and it can offer commercial VDSL based services at differentiated prices. The Commission confirmed its draft view on 16 April 2010.

Sub-loop related services standard terms determinations

The Commission’s sub-loop standard terms determination process incorporates three services – sub-loop, co-location and backhaul.

The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet by cabinet basis. Finally, the Commission determined that Telecom must provide 1 Gbps Ethernet backhaul service. The monthly rental for the sub-loop backhaul service is set in accordance with a fibre based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet by cabinet basis.

No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act (‘the Act’) into Next Generation Networks. The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services.

Telecommunication Act draft guidelines

The Commission issued draft guidelines on the implementation of the Commission’s Telecommunications Act powers in July 2009 and Telecom made submissions.

Non-discrimination guidelines

The Commission issued draft guidelines on the meaning of ‘non-discrimination’ in the context of Telecom’s operational separation Undertakings in December 2009. Telecom made submissions on the draft guidelines on 22 February 2010.

Mobile co-location standard terms determination

The Commission issued its final standard terms determination in respect of mobile co-location on 11 December 2008. Telecom has completed implementing the initial service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. On 28 August 2009 the Commission announced that it was deferring the commencement of the mobile roaming investigation until after it has finalised its investigation into whether mobile termination access services should be subject to regulation.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but has sought preliminary information from the industry. The Ministry of Economic Development is currently investigating trans-Tasman roaming rates and pricing transparency with Australia’s Department of Broadband, Communications and the Digital Economy. The Ministry of Economic Development has not yet indicated next steps.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it would commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009 Telecom, Vodafone and 2 Degrees submitted undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission’s preliminary view, based on its overseas benchmarks, is that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text by 2015.

The Commission then provided an additional opportunity for undertakings together with some guidance as to what rates it may accept from a commercial perspective. Telecom and Vodafone submitted undertakings which were aligned except that Vodafone’s undertaking proposed to delay the start of its incremental reduction in rates to 31 October 2010. Telecom subsequently resubmitted its undertakings to align the start dates. In February 2010 the Commission made a recommendation to the Minister to accept the undertakings in lieu of regulation.

The Minister sought further submissions on the Commission’s recommendation. On 20 April 2010, the Commission invited the Minister to take into account Vodafone’s new on-net pricing plans on the basis that the new plans had the potential to affect the Commission’s recommendation. On 26 April 2010, the Minister asked the Commission to reconsider its recommendation. The Commission has indicated that it intends to release a draft reconsideration report in mid May 2010 and, following consultation, a final reconsideration report in early June 2010.

Commerce Act and Fair Trading Act investigations and inquiries

The Commission has open Fair Trading Act investigations, including in respect of Telecom’s broadband marketing campaigns.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. A reserved judgment was delivered on 14 October 2009 in which the Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of these configurations of data services were in breach of section 36 of the Act. There was insufficient evidence to ascertain the scope of the breach. Telecom has appealed the High Court decision to the Court of Appeal and applied for a stay of any penalty hearing. The Commission has cross appealed the points decided in Telecom’s favour, opposes Telecom’s application for a stay of the penalty hearing and has applied for directions in respect of the penalty hearing.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. Both parties have filed submissions. The Attorney General has applied to intervene in the Supreme Court hearing on the first ground of appeal, which is whether the counterfactual test should continue to be the sole causative test under section 36. Telecom opposes the Attorney General’s intervention. The hearing date is 21 June 2010.

Telecommunications Act litigation

In April 2007, Vodafone appealed the Commission’s FY04 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone appealed to the Court of Appeal. On 2 December 2009 the Court of Appeal released its reserved decision which by majority dismissed Vodafone’s appeal. On 14 January 2010 Vodafone applied for leave to appeal the Court of Appeal’s decision to the Supreme Court which has been granted.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s FY05 and FY06 TSO determination. Telecom is challenging the Commission’s reduction in the WACC on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. Judgment was delivered on 8 April 2010. Telecom was unsuccessful on both its appeal and judicial review application. Telecom is reviewing the judgment and considering whether to appeal. Vodafone was successful in its appeal and unsuccessful its judicial review. The Court directed that the Determinations be reconsidered by the Commerce Commission. Telecom is reviewing the judgment and considering whether to appeal.

In October 2009 the Commission issued final TSO determinations for FY07 and FY08. Telecom and Vodafone have filed notices to appeal and applied to judicially review those determinations on substantially the same grounds as the appeals noted above. The Court has allocated a four day hearing starting 21 March 2011.

In November 2009 the Commission announced that it would issue enforcement proceedings against Telecom for breach of the Undertakings in December 2009 in respect of its Wholesale Loyalty offers. The Commission has yet to issue these proceedings.

Other litigation

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Asia Pacific Telecommunications Limited is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom believes it has a strong defence for the majority of the claim. In 2009 the High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date. On 26 January 2010 the Court granted the parties’ application to postpone and scheduled a new hearing for five weeks starting 7 February 2011. The Court also ordered that Asia Pacific Telecommunications Limited provide Telecom on a without prejudice basis with the quantum of the alleged losses from the breach of fiduciary duty causes of action. On receipt, Telecom will review the basis for the calculation. There is a further conference to review the case on 30 June 2010.

Telecom has other ongoing claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

Telecom currently expects the following outcomes for the year ending 30 June 2010:

•	Adjusted EBITDA to be between a decline of 1% and an increase of 2%. Telecom expects to be near the lower end of this range, reflecting impacts of the continued economic downturn and XT mobile outage;

•	Dividends from Southern Cross of $50 million to $80 million;

•	Depreciation and amortisation of $1.0 billion to $1.06 billion;

•	Effective tax rate of approximately 25%, subject to potential changes in tax legislation;

•	Net earnings after tax of $400 million to $440 million. Net earnings are expected to be near the lower end of this range and are also subject to potential changes in tax legislation; and

•	Capital expenditure of between $1.1 billion to $1.2 billion.

Telecom provided the market with revised longer-term guidance for FY11 to FY13 on 15 April 2010. This guidance assumes the retention of AAPT and does not reflect any impact arising from the Government’s Ultra Fast Broadband initiative, which is likely to reshape the industry. The guidance is:

•	Adjusted Group EBITDA in FY11 of $1.72 billion to $1.78 billion;

•	Group capital expenditure in FY11 of $1.0 billion to $1.1 billion;

•	Adjusted Group EBITDA growth in FY12 of $20 million to $80 million;

•	Adjusted Group EBITDA growth in FY13 of $20 million to $80 million; and

•	Group capital expenditure in FY13 of around $0.75 billion.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s Annual Report, available at: http://investor.telecom.co.nz.

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q3 FY10 investor presentation, the Q3 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	Australian Competition and Consumer Commission

‘ADSL’	Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

‘ARPU’	Average Revenue per Customer

‘CDMA’	Code Division Multiple Access, a technology used in digital mobile networks

‘CFH’	Crown Fibre Holdings Company

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘ECPR’	Efficient Component Pricing Rule

‘EOI’	Equivalence of Inputs

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘IOG’	Independent Oversight Group

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘ITP’	Invitation To Participate

‘LFC’	Local Fibre Company

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘Nine Months FY09’	Nine months ended 31 March 2009

‘Nine Months FY10’	Nine months ended 31 March 2010

‘NGN’	Next Generation Networks

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘Q3 FY09’	Quarter ended 31 March 2009

‘Q3 FY10’	Quarter ended 31 March 2010

‘RBI’	Rural Broadband Initiative

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘TDF’	Telecommunications Development Fund

‘TDL’	Telecommunications Development Levy

‘TSLRIC’	Total Service Long Run Incremental Cost methodology for determining the cost of a service

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra Fast Broadband

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

‘W-CDMA’	Wide-band Code Division Multiple Access

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	264	265	266	261	259	263	260	254	256
Calling	320	314	319	322	312	286	264	254	245
Interconnection	43	45	47	44	45	41	42	41	48
Mobile	215	209	207	213	199	203	212	214	199
Data	155	160	160	166	163	163	159	165	157
Broadband and internet	137	144	147	143	149	143	144	143	141
IT services	102	139	113	123	108	142	115	116	98
Resale	88	91	92	81	81	79	74	71	65
Other operating revenue	71	101	100	54	91	41	86	57	56
Other gains	—	—	—	—	—	—	—	—	—

	1,395	1,468	1,451	1,407	1,407	1,361	1,356	1,315	1,265

Adjusted operating expenses
Labour	217	233	240	228	214	227	226	231	215
Intercarrier costs	315	300	322	316	315	286	252	241	235
Other operating expenses	394	448	423	445	400	442	431	418	351

	926	981	985	989	929	955	909	890	801

Adjusted EBITDA	469	487	466	418	478	406	447	425	464

Note - some comparative information has been represented to align with the current presentation

Group revenue & cost breakdown

Calling
National - $m	198	187	189	173	175	165	162	156	155
International - $m	109	112	117	135	125	107	90	85	81
Other - $m	13	15	13	14	12	14	12	13	9

	320	314	319	322	312	286	264	254	245

Broadband and internet
Broadband revenue - $m	124	128	131	128	132	129	130	130	128
Internet revenue - $m	13	16	16	15	17	14	14	13	13

	137	144	147	143	149	143	144	143	141

IT Services Revenue
Procurement - $m	54	82	59	64	46	79	52	52	46
Professional Services - $m	9	13	8	10	8	10	9	8	8
Managed Services - $m	37	41	43	46	51	50	51	53	42
Other - $m	2	3	3	3	3	3	3	3	2

Total IT Services - $m	102	139	113	123	108	142	115	116	98

Southern Cross Dividends - $m	11	34	39	—	40	—	35	9	14

Other Operating Expenses
Mobile Cost of Sales - $m	73	82	74	81	53	84	85	83	63
IT Services Cost of Sales - $m	66	101	74	86	72	87	68	72	56
Other- $m	255	265	275	278	275	271	278	263	232

	394	448	423	445	400	442	431	418	351

FTE Permanent	8,554	8,555	8,391	8,437	8,453	8,421	8,313	8,350	8,439
FTE Contractors	1,100	1,009	1,101	813	641	546	591	651	732

FTE Total	9,654	9,564	9,492	9,250	9,094	8,967	8,904	9,001	9,171

Basic EPS	8	10	8	1	9	4	9	4	5
Basic EPS (Adjusted)	8	10	8	6	9	4	9	4	5

Dividend per share	7	8	6	6	6	6	6	6	6

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted Revenue and other gains
Chorus	243	245	255	249	250	256	256	255	256
Wholesale & International	317	324	336	358	356	325	321	328	320
Retail	565	557	543	542	527	526	527	526	510
Gen-i	357	419	381	390	357	381	357	359	333
AAPT	336	339	344	310	326	311	292	278	267
T&SS	152	134	156	154	155	144	163	159	149
Corporate	39	66	68	27	71	36	68	40	44
Eliminations	(614)	(616)	(632)	(623)	(635)	(618)	(628)	(630)	(614)

	1,395	1,468	1,451	1,407	1,407	1,361	1,356	1,315	1,265

Adjusted EBITDA
Chorus	186	180	186	186	186	192	188	186	188
Wholesale & International	61	77	59	63	67	46	61	62	60
Retail	130	116	107	89	112	96	91	82	113
Gen-i	60	71	57	55	59	48	40	60	58
AAPT	28	30	23	28	29	35	38	28	35
T&SS	—	—	—	1	1	—	1	1	—
Corporate	4	13	34	(2)	24	(11)	28	8	10

	469	487	466	418	478	406	447	425	464

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	4	—	3	4	3	4	4	5	6
Other operating revenue	2	3	5	3	4	6	6	8	2
Internal revenue	237	242	247	242	243	246	246	242	248

	243	245	255	249	250	256	256	255	256

Adjusted operating expenses
Labour	3	4	6	5	5	4	5	5	6
Other operating expenses	44	54	54	50	49	51	54	53	52
Internal expenses	10	7	9	8	10	9	9	11	10

	57	65	69	63	64	64	68	69	68

Adjusted EBITDA	186	180	186	186	186	192	188	186	188

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Chorus

Access Lines (Retail, Gen-i, Wholesale) (000)	1,698	1,688	1,672	1,655	1,650	1,639	1,634	1,625	1,615
UCLL Lines (000)	—	3	14	26	30	37	41	47	57
Other lines (non voice access lines and lines consumed internally) (000)	135	126	131	129	128	121	120	116	118

Total Access Lines (000)	1,833	1,817	1,817	1,810	1,808	1,797	1,795	1,788	1,790

Number of unbundled exchanges at period end	12	25	46	46	49	64	72	76	76
Number of FTTN cabinets migrated at period end	—	31	112	214	483	780	1,095	1,389	1,665
Number of customers who could be served by FTTN cabinets (000)	—	8	31	60	100	163	222	281	346

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	715	760	775	786	815	836	858	874	894
UCLL (000)	—	3	14	26	30	37	41	47	57

Total Broadband lines (000)	715	763	789	812	845	873	899	921	952

FTE Permanent	131	152	171	180	190	193	205	213	222
FTE Contractors	38	32	46	44	32	20	14	11	10

FTE Total	169	184	217	224	222	213	219	224	232

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	32	33	37	39	40	42	46	47	48
Calling	71	75	81	100	86	77	64	61	58
Interconnection	34	35	35	32	34	29	31	33	38
Mobile	—	—	1	2	4	3	2	2	2
Data	19	20	20	21	22	23	24	24	23
Broadband and internet	18	20	21	20	21	18	21	21	20
Other operating revenue	6	5	5	6	6	5	6	7	6
Internal revenue	137	136	136	138	143	128	127	133	125

	317	324	336	358	356	325	321	328	320
Adjusted operating expenses
Labour	12	11	13	15	14	15	14	15	13
Intercarrier costs	120	113	126	142	132	120	100	95	92
Other operating expenses	7	8	11	15	13	13	12	10	10
Internal expenses	117	115	127	123	130	131	134	146	145

	256	247	277	295	289	279	260	266	260

Adjusted EBITDA	61	77	59	63	67	46	61	62	60

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Wholesale & International

Local Service
Access Lines (000)	240	262	283	294	308	326	344	352	363

Calling
National - $m	5	4	4	4	4	4	5	4	4
International - $m	65	70	76	94	81	71	58	55	54
Other - $m	1	1	1	2	1	2	1	2	—

	71	75	81	100	86	77	64	61	58
Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	2	3	3	4	5	5	4	3	4
International inward revenue - $m	8	9	12	12	11	7	6	7	4
International transits revenue - $m	55	58	61	78	65	59	48	45	46

	65	70	76	94	81	71	58	55	54
International calling minutes comprised:
International outward minutes (m)	36	44	46	50	44	36	36	43	47
International inward minutes (m)	133	156	146	142	100	93	102	112	79
International transits minutes (m)	884	970	999	820	768	719	722	821	712

	1,053	1,170	1,191	1,012	912	848	860	976	838
International calling - average revenue per minute:
International outward revenue per minute (cents)	5.56	6.82	6.52	8.00	11.36	13.89	11.11	6.98	8.51
International inward revenue per minute (cents)	6.02	5.77	8.22	8.45	11.00	7.53	5.88	6.25	5.06

Analysis of international transits:
International transit revenue - $m	55	58	61	78	65	59	48	45	46
International intercarrier costs - $m	47	48	56	61	50	45	41	38	32

Gross margin - $m	8	10	5	17	15	14	7	7	14
Average margin per minute (cents)	0.90	1.03	0.50	2.07	1.95	1.95	0.97	0.85	1.97

Interconnect Revenues
PSTN & Other interconnection - $m	15	17	17	15	16	12	15	16	16
Mobile to mobile interconnection - $m	19	18	18	17	18	17	16	17	22

	34	35	35	32	34	29	31	33	38
Broadband and internet
Broadband revenue - $m	18	20	21	20	21	18	21	21	20
Broadband connections (000)	232	251	266	267	277	285	294	296	304

Other Operating Expenses
Mobile Cost of Sales - $m	—	—	1	3	1	1	1	1	—
Other- $m	7	8	10	12	12	12	11	9	10

	7	8	11	15	13	13	12	10	10

FTE Permanent	373	389	396	396	405	410	414	425	403
FTE Contractors	55	54	60	48	37	36	15	14	17

FTE Total	428	443	456	444	442	446	429	439	420

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	191	190	186	181	179	180	174	171	169
Calling	105	99	96	94	91	86	85	85	81
Mobile	158	151	147	154	142	147	152	156	144
Data	6	7	6	7	5	6	6	5	5
Broadband and internet	64	69	68	67	70	71	71	71	72
IT services	3	5	4	4	6	4	5	5	4
Other operating revenue	8	5	4	6	5	4	4	5	6
Internal revenue	30	31	32	29	29	28	30	28	29

	565	557	543	542	527	526	527	526	510

Adjusted operating expenses
Labour	38	39	42	41	39	40	39	42	41
Other operating expenses	108	118	104	127	90	116	121	122	89
Internal expenses	289	284	290	285	286	274	276	280	267

	435	441	436	453	415	430	436	444	397

Adjusted EBITDA	130	116	107	89	112	96	91	82	113

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,365	1,335	1,299	1,274	1,256	1,229	1,207	1,191	1,171

Calling
National - $m	77	72	70	69	65	63	63	63	60
International - $m	21	19	19	19	18	17	16	16	16
Other - $m	7	8	7	6	8	6	6	6	5

	105	99	96	94	91	86	85	85	81

Analysis of national calls:
National calling revenue comprised
National - $m	27	26	26	25	24	24	24	25	25
Mobile - $m	44	40	39	39	36	34	35	34	31
National 0800 - $m	6	6	5	5	5	5	4	4	4

	77	72	70	69	65	63	63	63	60

National calling minutes comprised
National (m)	298	299	298	296	289	291	298	299	290
Mobile (m)	115	111	108	107	102	97	98	98	95
National 0800 (m)	13	13	13	13	12	12	12	12	11

	426	423	419	416	403	400	408	409	396

National calling - average revenue per minute
National (cents)	9.06	8.70	8.72	8.45	8.30	8.25	8.05	8.36	8.62
Mobile (cents)	38.26	36.04	36.11	36.45	35.29	35.05	35.71	34.69	32.63
National 0800 (cents)	46.15	46.15	38.46	38.46	41.67	41.67	33.33	33.33	36.36

Analysis of international calls:
International outward revenue - $m	21	19	19	19	18	17	16	16	16
International outward minutes (m)	114	112	106	111	102	94	93	94	89
International outward revenue per minute (cents)	18.42	16.96	17.92	17.12	17.65	18.09	17.20	17.02	17.98

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	123	118	116	116	111	108	111	111	105
Data revenue - $m	58	56	57	57	55	55	62	65	62
Other mobile revenue - $m	23	25	23	28	19	27	27	30	23

	204	199	196	201	185	190	200	206	190

Mobile call minutes (m)	345	346	355	383	369	388	381	377	361
Mobile call minutes per user per month	53	53	54	56	55	59	56	55	53
Mobile call price per minute (cents)	35.65	34.10	32.68	30.29	30.08	27.84	29.13	29.44	29.09

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	28.10	26.78	26.42	25.85	24.81	24.56	26.30	26.28	24.58
Postpaid - $ per month	57.60	55.80	54.80	54.10	51.52	52.85	54.20	55.08	51.49
Prepaid - $ per month	9.50	8.80	8.70	8.90	8.58	8.67	8.87	8.93	8.72
Voice - $ per month	19.30	18.23	17.84	17.67	16.61	16.54	16.83	16.58	15.40
Data - $ per month	8.80	8.55	8.58	8.18	8.20	8.02	9.47	9.70	9.19

Number of mobile customers at period end (000) (New Zealand)
Postpaid	825	832	843	854	858	856	861	859	864
Prepaid	1,321	1,334	1,336	1,397	1,381	1,309	1,368	1,431	1,407
Internal postpaid	10	10	12	12	13	21	21	20	20

Total mobile customers (CDMA & XT)	2,156	2,176	2,191	2,263	2,252	2,186	2,250	2,310	2,291

XT Postpaid (000)	—	—	—	—	—	66	175	267	311
XT Prepaid (000)	—	—	—	—	—	27	67	200	284

Total XT customers (000)	—	—	—	—	—	93	242	467	595

Data only devices (000) (Retail & Gen-i)	62	67	73	77	83	83	90	104	112

Broadband and internet
Broadband revenue - $m	57	61	62	61	63	65	66	66	67
Internet revenue - $m	7	8	6	6	7	6	5	5	5

	64	69	68	67	70	71	71	71	72

Broadband connections (000)	463	489	489	500	519	531	545	559	571
Dial up connections (000)	199	163	161	151	141	122	114	107	100

IT Services Revenue
Procurement - $m	1	2	1	1	3	1	2	2	2
Other - $m	2	3	3	3	3	3	3	3	2

Total IT Services - $m	3	5	4	4	6	4	5	5	4

Other Operating Expenses
Mobile Cost of Sales - $m	55	61	53	61	38	62	62	65	45
IT Services Cost of Sales - $m	2	2	3	4	4	1	4	4	4
Other -$m	51	55	48	62	48	53	55	53	40

	108	118	104	127	90	116	121	122	89

FTE Permanent	2,297	2,253	2,213	2,158	2,091	2,064	2,029	2,036	2,129
FTE Contractors	183	218	274	175	117	111	153	166	224

FTE Total	2,480	2,471	2,487	2,333	2,208	2,175	2,182	2,202	2,353

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	31	31	30	28	27	25	26
Calling	46	49	48	46	42	44	44	40	39
Mobile	46	48	49	47	43	43	48	50	46
Data	93	96	94	98	96	93	88	93	86
Broadband and internet	6	5	6	7	6	7	7	7	6
IT services	99	134	109	119	102	138	110	111	94
Resale	—	1	—	1	1	—	—	1	1
Other operating revenue	24	33	28	26	23	10	19	14	14
Internal revenue	11	21	16	15	14	18	14	18	21

	357	419	381	390	357	381	357	359	333

Adjusted operating expenses
Labour	75	88	86	86	79	85	84	83	76
Intercarrier costs	—	—	—	3	—	—	—	—	—
Other operating expenses	96	136	115	123	98	131	111	103	88
Internal expenses	126	124	123	123	121	117	122	113	111

	297	348	324	335	298	333	317	299	275

Adjusted EBITDA	60	71	57	55	59	48	40	60	58

Telecommunication solutions	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	31	31	30	28	27	25	26
Calling	46	49	48	46	42	44	44	40	39
Mobile	46	48	49	47	43	43	48	50	46
Data	93	96	94	98	96	93	88	93	86
Broadband and internet	6	5	6	7	6	7	7	7	6
IT services	1	1	3	3	3	6	7	6	4
Resale	—	1	—	1	1	—	—	1	1
Other operating revenue	20	26	23	22	19	7	16	14	13
Internal revenue	11	11	12	13	9	11	9	9	17

	255	269	266	268	249	239	246	245	238

Adjusted operating expenses
Labour	42	48	50	48	46	49	47	45	42
Intercarrier costs	—	—	—	3	—	—	—	—	—
Other operating expenses	31	38	40	47	31	43	43	37	36
Internal expenses	126	124	123	122	121	116	120	112	109

	199	210	213	220	198	208	210	194	187

Adjusted EBITDA	56	59	53	48	51	31	36	51	51

IT solutions	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m

Adjusted operating revenues and other gains
IT services	98	133	106	116	99	132	103	105	90
Other operating revenue	4	7	5	4	4	3	3	—	1
Internal revenue	—	10	4	2	5	7	5	9	4

	102	150	115	122	108	142	111	114	95

Adjusted operating expenses
Labour	33	40	36	38	33	36	37	38	34
Other operating expenses	65	98	75	76	67	88	68	66	52
Internal Expenses	—	—	—	1	—	1	2	1	2

	98	138	111	115	100	125	107	105	88

Adjusted EBITDA	4	12	4	7	8	17	4	9	7

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q3 FY08	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10
Local Service
Access Lines (000)	93	91	90	87	86	84	83	82	81

Calling
National - $m	38	39	39	37	36	35	35	32	33
International - $m	4	4	4	3	3	3	4	3	2
Other - $m	4	6	5	6	3	6	5	5	4

	46	49	48	46	42	44	44	40	39

Analysis of national calls:
National calling revenue comprised
National - $m	6	6	6	5	5	5	5	4	6
Mobile - $m	18	18	19	17	17	16	17	15	14
National 0800 - $m	14	15	14	15	14	14	13	13	13

	38	39	39	37	36	35	35	32	33

National calling minutes comprised
National (m)	61	66	72	62	60	66	72	71	70
Mobile (m)	70	74	75	70	66	65	66	62	60
National 0800 (m)	134	133	133	141	145	144	152	145	145

	265	273	280	273	271	275	290	278	275

National calling - average revenue per minute
National (cents)	9.84	9.09	8.33	8.06	8.33	7.58	6.94	5.63	8.57
Mobile (cents)	25.71	24.32	25.33	24.29	25.76	24.62	25.76	24.19	23.33
National 0800 (cents)	10.45	11.28	10.53	10.64	9.66	9.72	8.55	8.97	8.97

Analysis of international calls:
International outward revenue - $m	4	4	4	3	3	3	4	3	2
International outward minutes (m)	16	16	16	15	14	14	14	13	12
International outward revenue per minute (cents)	25.00	25.00	25.00	20.00	21.43	21.43	28.57	23.08	16.67

Broadband and internet
Broadband revenue - $m	6	5	6	7	6	7	7	7	6
Broadband connections (000)	20	20	20	19	19	20	19	19	19

IT Services Revenue
Procurement - $m	53	80	58	63	43	78	50	50	44
Professional Services - $m	9	13	8	10	8	10	9	8	8
Managed Services - $m	37	41	43	46	51	50	51	53	42

Total IT Services - $m	99	134	109	119	102	138	110	111	94

Other Operating Expenses
Mobile Cost of Sales - $m	18	21	20	17	14	21	22	17	18
IT Services Cost of Sales - $m	64	99	71	82	68	86	64	68	52
Other - $m	14	16	24	24	16	24	25	18	18

	96	136	115	123	98	131	111	103	88

FTE Permanent - Telcommunication solutions	1,163	1,177	1,154	1,193	1,231	1,222	1,196	1,187	1,185
FTE Permanent - IT solutions	1,499	1,545	1,478	1,546	1,596	1,597	1,566	1,588	1,582

Total FTE Permanent	2,662	2,722	2,632	2,739	2,827	2,819	2,762	2,775	2,767

FTE Contractors - Telcommunication solutions	133	111	122	98	70	60	57	52	74
FTE Contractors - IT solutions	386	276	275	179	145	120	135	148	161

Total FTE Contractors	519	387	397	277	215	180	192	200	235

FTE Total	3,181	3,109	3,029	3,016	3,042	2,999	2,954	2,975	3,002

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q3 FY08 A$m	Q4 FY08 A$m	Q1 FY09 A$m	Q2 FY09 A$m	Q3 FY09 A$m	Q4 FY09 A$m	Q1 FY10 A$m	Q2 FY10 A$m	Q3 FY10 A$m
Adjusted operating revenues and other gains
Local service	5	10	9	6	7	9	9	6	7	5	5	7	6	5	6	7	5	5
Calling	98	91	94	82	93	79	71	68	67	85	79	75	70	73	64	58	54	53
Interconnection	9	10	12	12	11	12	11	8	10	9	8	10	10	9	9	8	8	8
Mobile	11	10	10	10	10	10	10	6	7	10	9	8	8	9	8	7	6	5
Data	37	37	40	40	40	41	41	43	43	32	31	32	33	32	33	34	33	33
Broadband and internet	49	50	52	49	52	47	45	44	43	42	42	41	42	41	39	36	36	33
Resale	88	90	92	80	80	79	74	70	64	76	76	73	68	65	62	59	55	52
Other operating revenue	12	10	7	5	5	7	3	6	7	11	7	5	5	4	5	3	6	5
Internal revenue	27	31	28	26	28	27	28	27	19	24	24	22	22	23	21	23	20	16
Other gains										—	—

	336	339	344	310	326	311	292	278	267	294	281	273	264	261	247	235	223	210
Adjusted operating expenses
Labour	49	50	55	44	43	45	44	45	43	43	41	43	36	36	35	36	34	34
Intercarrier costs	195	187	196	171	183	166	152	146	143	168	158	156	145	145	135	122	117	112
Other operating expenses	43	50	49	41	45	45	39	45	35	41	39	39	38	35	32	34	34	30
Internal expenses	21	22	21	26	26	20	19	14	11	20	18	17	21	21	18	14	11	10

	308	309	321	282	297	276	254	250	232	272	256	255	240	237	220	206	196	186
Adjusted EBITDA	28	30	23	28	29	35	38	28	35	22	25	18	24	24	27	29	27	24
Note - some comparative information has been represented to align with the current presentation Analysis & KPI’s - AAPT
Local Service
Consumer access Lines (000)										337	309	302	283	263	247	234	227	209
Calling
National - A$m										69	65	62	55	56	52	49	46	46
International - A$m										16	14	13	15	17	12	9	8	7

										85	79	75	70	73	64	58	54	53
Broadband and internet
Broadband revenue - A$m										38	34	33	34	33	32	29	29	27
Internet revenue - A$m										4	8	8	8	8	7	7	7	6

										42	42	41	42	41	39	36	36	33
Consumer broadband connections (000)										166	157	151	142	134	127	122	120	116
Other Operating Expenses - A$m										41	39	39	38	35	32	34	34	30

										41	39	39	38	35	32	34	34	30

FTE Permanent										1,408	1,361	1,332	1,331	1,265	1,226	1,186	1,166	1,165
FTE Contractors										100	106	106	93	75	63	54	53	51

FTE Total										1,508	1,467	1,438	1,424	1,340	1,289	1,240	1,219	1,216

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	1	2	2	2	1	2	3	2	2
Internal revenue	151	132	154	152	154	142	160	157	147

	152	134	156	154	155	144	163	159	149

Adjusted operating expenses
Labour	26	21	25	25	22	22	25	29	24
Other operating expenses	79	59	78	75	76	61	81	75	64
Internal expenses	47	54	53	55	56	61	56	56	61

	152	134	156	155	154	144	162	160	149

Adjusted EBITDA	—	—	—	(1)	1	—	1	(1)	—
Note - some comparative information has been represented to align with the current presentation Analysis & KPI’s - T&SS
FTE Permanent	1,509	1,500	1,473	1,471	1,483	1,505	1,527	1,534	1,537
FTE Contractors	191	196	206	164	157	134	157	200	187

FTE Total	1,700	1,696	1,679	1,635	1,640	1,639	1,684	1,734	1,724

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 Q2 FY10	Q3 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	18	43	49	6	47	7	45	15	19
Internal revenue	21	23	19	21	24	29	23	25	25

	39	66	68	27	71	36	68	40	44

Adjusted operating expenses
Labour	14	20	13	12	12	16	15	12	12
Other operating expenses	17	23	12	14	29	25	13	10	13
Internal expenses	4	10	9	3	6	6	12	10	9

	35	53	34	29	47	47	40	32	34

Adjusted EBITDA	4	13	34	(2)	24	(11)	28	8	10
Note - some comparative information has been represented to align with the current presentation Analysis & KPI’s - Corporate
Southern Cross Dividends - $m	11	34	39	—	40	—	35	9	14

FTE Permanent	174	178	174	162	192	204	190	201	216
FTE Contractors	14	16	12	12	8	2	6	7	8

FTE Total	188	194	186	174	200	206	196	208	224

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m
Transformation and regulation
XT mobile network	64	68	89	71	95	60	12	17	18
FTTN	1	10	28	34	30	34	39	39	33
FNT	12	11	48	35	26	41	18	24	8
NGT Retail	3	10	4	8	9	33	14	33	20
Separation	10	22	23	23	27	51	45	47	33
Other Regulatory	4	6	3	3	3	2	2	3	1

Total transformation and regulation	94	127	195	174	190	221	130	163	113

Business sustaining
IT systems	21	40	16	14	16	20	7	15	8
Gen-i	26	54	30	23	11	15	11	7	13
AAPT	15	40	23	20	16	30	10	14	27
Southern Cross capacity	—	—	19	—	25	—	33	—	—
Network maintenance and growth	45	77	49	48	46	58	45	42	43
New products and services	7	2	2	3	1	—	4	3	4
Other business sustaining	9	15	6	12	9	21	8	8	17

Total business and sustaining	123	228	145	120	124	144	118	89	112

Total Group	217	355	340	294	314	365	248	252	225

Capital expenditure is presented on an accruals basis

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the period ended 31 March 2010

		Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$

Operating revenues and other gains
Local service		256	259	770	786	1,049
Calling		245	312	763	953	1,239
Interconnection		48	45	131	136	177
Mobile		199	199	625	619	822
Data		157	163	481	489	652
Broadband and internet		141	149	428	439	582
IT services		98	108	329	344	486
Resale		65	81	210	254	333
Other operating revenue	3	56	91	199	245	286
Other gains	4	—	—	—	—	12

		1,265	1,407	3,936	4,265	5,638

Operating expenses
Labour		(215)	(214)	(672)	(682)	(909)
Intercarrier costs		(235)	(315)	(728)	(953)	(1,239)
Asset impairments	10	—	—	—	(101)	(101)
Other operating expenses	5	(351)	(400)	(1,200)	(1,268)	(1,710)

Earnings before interest, taxation, depreciation and amortisation		464	478	1,336	1,261	1,679

Depreciation		(199)	(164)	(575)	(487)	(683)
Amortisation		(68)	(57)	(202)	(169)	(234)

Earnings before interest and taxation		197	257	559	605	762

Finance income		2	3	19	39	41
Finance expense		(50)	(56)	(152)	(188)	(242)
Share of associates’ profits / (losses)		1	—	1	—	(1)

Earnings before income tax		150	204	427	456	560

Income tax expense	12	(53)	(45)	(87)	(134)	(160)

Net earnings for the period		97	159	340	322	400

Net earnings attributable to equity holders of the Company		96	158	338	320	398
Net earnings attributable to non controlling interest		1	1	2	2	2

		97	159	340	322	400

Basic net earnings per share (in cents)		5	9	18	17	22
Diluted net earnings per share (in cents)		5	9	18	17	22

Weighted average number of ordinary shares outstanding (in millions)		1,899	1,841	1,882	1,832	1,837

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the period ended 31 March 2010

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
	2010 Unaudited	2009 Unaudited	2010 Unaudited	2009 Unaudited	2009 Audited
(Dollars in millions)	NZ$	Restated (note 1) NZ$	NZ$	Restated (note 1) NZ$	Restated (note 1) NZ$

Net earnings for the period	97	159	340	322	400

Other comprehensive income:
Translation of foreign operations	(8)	(76)	(18)	26	85
Net investment hedges	(15)	108	(3)	7	(98)
Reclassified to income statement on disposal of foreign operation	—	—	—	2	2
Revaluation of investments	32	29	66	(23)	(7)
Cash flow hedges	6	40	19	17	(67)
Income tax relating to components of other comprehensive income	25	(44)	20	(18)	36

Other comprehensive income / (loss) for the period, net of tax	40	57	84	11	(49)

Total comprehensive income / (loss) for the period	137	216	424	333	351

Total comprehensive income / (loss) attributable to equity holders of the Company	136	215	422	331	349
Total comprehensive income attributable to non controlling interest	1	1	2	2	2

	137	216	424	333	351

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the period ended 31 March

31 March (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2008 as restated for adoption of IFRS 9 (refer Note 1)	1,297	1,447	7	11	(249)	(33)	2,480	7	2,487
Net earnings for the period	—	320	—	—	—	—	320	2	322
Other comprehensive income[1]:
Translation of foreign operations	—	—	—	—	—	17	17	—	17
Net investment hedges	—	—	—	—	—	5	5	—	5
Reclassified to income statement on disposal of foreign operation	—	—	—	—	—	2	2	—	2
Revaluation of investments	—	—	—	—	(24)	—	(24)	—	(24)
Cash flow hedges	—	—	11	—	—	—	11	—	11

Total comprehensive income for the period, net of tax	—	320	11	—	(24)	24	331	2	333

Contributions by and distributions to owners:
Dividends	—	(384)	—	—	—	—	(384)	(3)	(387)
Tax credit on supplementary dividends	—	19	—	—	—	—	19	—	19
Dividend reinvestment plan	47	—	—	—	—	—	47	—	47
Issuance of shares under share schemes	7	—	—	(1)	—	—	6	—	6

Total transactions with owners	54	(365)	—	(1)	—	—	(312)	(3)	(315)

Balance at 31 March 2009	1,351	1,402	18	10	(273)	(9)	2,499	6	2,505

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	338	—	—	—	—	338	2	340
Other comprehensive income1:
Translation of foreign operations	—	—	—	—	—	(2)	(2)	—	(2)
Net investment hedges	—	—	—	—	—	(2)	(2)	—	(2)
Revaluation of investments	—	—	—	—	75	—	75	—	75
Cash flow hedges	—	—	13	—	—	—	13	—	13

Total comprehensive income for the period, net of tax	—	338	13	—	75	(4)	422	2	424

Contributions by and distributions to owners:
Dividends	—	(338)	—	—	—	—	(338)	(2)	(340)
Dividend reinvestment plan	121	—	—	—	—	—	121	—	121
Issuance of shares under share schemes	8	—	—	1	—	—	9	—	9

Total transactions with owners	129	(338)	—	1	—	—	(208)	(2)	(210)

Balance at 31 March 2010	1,513	1,369	(28)	12	(188)	(28)	2,650	5	2,655

[1]	Components of other comprehensive income are shown are shown net of tax.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2009

30 June (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2008 as restated for adoption of IFRS 9 (refer Note 1)	1,297	1,447	7	11	(249)	(33)	2,480	7	2,487

Net earnings for the period	—	398	—	—	—	—	398	2	400

Other comprehensive income[1]:
Translation of foreign operations	—	—	—	—	—	76	76	—	76
Net investment hedges	—	—	—	—	—	(69)	(69)	—	(69)
Reclassified to income statement on disposal of foreign operation	—	—	—	—	—	2	2	—	2
Revaluation of investments	—	—	—	—	(10)	—	(10)	—	(10)
Cash flow hedges	—	—	(48)	—	—	—	(48)	—	(48)

Total comprehensive income for the period, net of tax	—	398	(48)	—	(10)	9	349	2	351

Contributions by and distributions to owners:
Dividends	—	(495)	—	—	—	—	(495)	(4)	(499)
Tax credit on supplementary dividends	—	19	—	—	—	—	19	—	19
Dividend reinvestment plan	79	—	—	—	—	—	79	—	79
Issuance of shares under share schemes	8	—	—	—	—	—	8	—	8

Total transactions with owners	87	(476)	—	—	—	—	(389)	(4)	(393)

Balance at 30 June 2009	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

[1]	Components of other comprehensive income are shown net of tax.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 31 March 2010

		31 March		30 June
(Dollars in millions)	note	2010 Unaudited NZ$	2009 Unaudited Restated (note 1) NZ$	2009 Audited Restated (note 1) NZ$
ASSETS
Current assets:
Cash		351	303	261
Short-term derivative assets		2	39	2
Receivables and prepayments		657	817	781
Taxation recoverable		—	16	47
Inventories		98	66	97

Total current assets		1,108	1,241	1,188

Non-current assets:
Long-term investments	1	326	249	267
Long-term receivables		7	—	—
Long-term derivative assets		43	157	69
Intangibles		1,010	880	953
Property, plant and equipment		4,190	4,242	4,288

Total non-current assets		5,576	5,528	5,577

Total assets		6,684	6,769	6,765

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		936	986	1,021
Taxation payable		11	—	—
Short-term derivative liabilities		29	23	43
Short-term provisions		17	28	34
Debt due within one year		206	389	385

Total current liabilities		1,199	1,426	1,483

Non-current liabilities:
Deferred tax liability		183	153	186
Long-term derivative liabilities		494	258	343
Long-term provisions		27	23	27
Long-term debt		2,126	2,404	2,281

Total non-current liabilities		2,830	2,838	2,837

Total liabilities		4,029	4,264	4,320

Equity:
Share capital		1,513	1,351	1,384
Reserves	1	(232)	(254)	(313)
Retained earnings		1,369	1,402	1,369

Total equity attributable to equity holders of the Company		2,650	2,499	2,440
Non-controlling interest		5	6	5

Total equity		2,655	2,505	2,445

Total liabilities and equity		6,684	6,769	6,765

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the period ended 31 March 2010

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	note	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$

Cash flows from operating activities

Cash received from customers		3,979	4,228	5,652
Interest income		15	47	36
Payments to suppliers and employees		(2,613)	(2,952)	(3,966)
Income tax (paid)/refunded		(8)	(39)	(40)
Interest paid on debt		(135)	(163)	(213)
Dividend income		60	80	82

Net cash flow from operating activities	7	1,298	1,201	1,551

Cash flows from investing activities
Sale of property, plant and equipment		—	1	17
Sale of long-term investments		6	2	2
Purchase of property, plant and equipment and intangibles		(768)	(945)	(1,277)
Purchase of subsidiary companies		—	(5)	(6)
Capitalised interest paid		(15)	(12)	(18)

Net cash flow from investing activities		(777)	(959)	(1,282)

Cash flows from financing activities
Proceeds from long-term debt		—	400	400
Repayment of long-term debt and related derivatives		—	(700)	(744)
Settlement of derivatives		(14)	(108)	(77)
Proceeds from/(repayment of) short-term debt, net		(182)	(64)	(39)
Dividends paid		(219)	(341)	(420)

Net cash flow from financing activities		(415)	(813)	(880)

Net cash flow		106	(571)	(611)
Opening cash position		261	779	779
Foreign exchange movement		(16)	95	93

Closing cash position		351	303	261

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, issued by the New Zealand Institute of Chartered Accountants. These condensed financial statements also comply with International Accounting Standard No. 34: ‘Interim Financial Reporting’.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2009.

Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group’s accounting policy. Comparative information has been represented accordingly. This reclassification impacts Telecom’s income statement and segment results (note 2). The impact of this revised presentation is to increase both mobile revenue and other operating expenses by $9 million for the three months ended 31 March 2009, $29 million for the nine months ended 31 March 2009 and $39 million for the year ended 30 June 2009. This reclassification does not impact Telecom’s earnings before interest, tax, depreciation and amortisation, net profit before tax, earnings per share, statement of financial position or statement of cash flows. Certain other comparative information has been reclassified to conform with the current period’s presentation.

In order to assist readers in understanding the year on year performance, Telecom has restated its segment results to reflect Telecom’s new internal trading arrangements as well as price and volume refinements, and additional regulated trades per the separation undertakings, as per Telecom’s Separation Plan. There is no change to the overall Group reported result.

NZ IAS 1 ‘Presentation of Financial Statements (revised 2007)’

Telecom has adopted IAS 1 with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the condensed consolidated financial statements) and has resulted in a number of changes in presentation and disclosure. The revised Standard has had no impact on the reported results or financial position of Telecom.

NZ IFRS 3 ‘Business Combinations (revised 2008)’ and NZ IAS 27 ‘Consolidated and Separate Financial Statements (amended 2008)’

These revised standards have been adopted prospectively from 1 July 2009, but have had no impact on the condensed consolidated financial statements.

NZ IFRS 9 ‘Financial Instruments’

Telecom has elected to early adopt Part 1 of NZ IFRS 9 (‘IFRS 9’) (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom has chosen to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 1 FINANCIAL STATEMENTS (continued)

In order to provide more meaningful comparative information, as part of the transitional rules of IFRS 9, Telecom has elected to retrospectively apply IFRS 9 to its quoted investments, where the principal impact relates to Hutchison. Retrospective application is not permissible to Telecom’s interest in unquoted investments, being its investment in TMT.

The retrospective application of IFRS 9 on the measurement of quoted investments has resulted in an adjustment to long-term investments in the statement of financial position as Telecom’s investment in Hutchison has been restated at fair value at 31 March 2009 and 30 June 2009, with the corresponding adjustments also restating the revaluation reserve in the statement of changes in equity, in accordance with NZ IAS 8.

For TMT, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 has been recognised as an adjustment to the opening revaluation reserve for FY10, as shown in the condensed consolidated statement of changes in equity.

Telecom has elected to classify these investments as ‘fair value through other comprehensive income’ as permitted in IFRS 9.

The above has resulted in a change in the carrying value of Telecom’s investment in TMT from $22 million, as previously reported at 30 June 2009 to $18 million at the date of initial application. The $4 million adjustment was recognised as an adjustment to opening equity at 1 July 2009.

The impact of the retrospective application in relation to Hutchison is summarised in the table below:

(Dollars in millions)	Nine months ended 31 March 2009 Unaudited NZ$	Year ended 30 June 2009 Unaudited NZ$

Previously reported long-term investments balance	526	538
Impact of IFRS 9 (recognised in the revaluation reserve)	(277)	(271)

Restated long-term investments balance	249	267

IFRS 9 revaluation reserve adjustments represented by:
Amounts recognised in opening revaluation reserve	(249)	(249)
Amounts recognised in other comprehensive income (current year movement)	(28)	(22)

Telecom has subsequently recognised an increase in the fair value of its investment in Hutchison during the nine months ended 31 March 2010 of $24 million, which, in accordance with the requirements of IFRS 9, has been recognised as part of other comprehensive income.

No other material changes have arisen for any of Telecom’s other financial assets as a result of adopting IFRS 9.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 1 FINANCIAL STATEMENTS (continued)

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

NOTE 2 SEGMENTAL REPORTING

Telecom’s segments comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the nine months ended 31 March 2010
Unaudited (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue	31	584	1,476	996	7	763	3,857
Internal revenue	736	385	87	53	464	74	1,799

Total revenue	767	969	1,563	1,049	471	837	5,656

Segment result	562	183	286	158	—	101	1,290

Segmental information for the nine months ended 31 March 2009
Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue	22	633	1,522	1,083	5	898	4,163
Internal revenue	732	417	90	45	460	82	1,826

Total revenue	754	1,050	1,612	1,128	465	980	5,989

Segment result	558	189	308	171	—	80	1,306

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 2 SEGMENTAL REPORTING (continued)

Segmental information for the year ended 30 June 2009
Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue	32	830	2,020	1,446	7	1,182	5,517
Internal revenue	978	545	118	63	602	109	2,415

Total revenue	1,010	1,375	2,138	1,509	609	1,291	7,932

Segment result	750	235	404	219	—	115	1,723

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on earnings before depreciation, amortisation, impairments, finance income and costs, associates losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Reconciliation from segment result to earnings before income tax
		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	notes	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$

Segment result		1,290	1,306	1,723
Corporate income and expenses		46	56	45
Other gains not allocated to segments	4	—	—	12
Depreciation		(575)	(487)	(683)
Amortisation		(202)	(169)	(234)
Finance income		19	39	41
Finance expense		(152)	(188)	(242)
Asset impairments not allocated for segmental reporting	10	—	(101)	(101)
Share of associates’ profits / (losses)		1	—	(1)

Earnings before income tax		427	456	560

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 3 OTHER OPERATING REVENUE

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$

Other operating revenue
Dividends	15	40	60	80	82
Equipment	11	4	36	33	46
Miscellaneous other	30	47	103	132	158

	56	91	199	245	286

Dividend income includes Southern Cross dividends of $58 million for the nine months ended 31 March 2010 (31 March 2009: $79 million).

NOTE 4 OTHER GAINS

Gain on sale of cable

In the year ended 30 June 2009, Telecom’s International business unit recognised a $12 million gain relating to the disposal of an undersea cable.

NOTE 5 OTHER OPERATING EXPENSES

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$
Provisioning	10	12	30	32	43
Network support	14	20	61	61	78
Maintenance and other direct costs	43	48	125	151	203
Mobile acquisitions, upgrades and dealer commissions	62	53	230	208	292
Procurement and IT services	56	72	196	232	319
Broadband, internet and other	20	20	62	59	67
Computer costs	48	50	152	151	202
Advertising, promotions and communications	12	15	74	68	98
Accommodation costs	36	34	105	102	135
Outsourcing	8	12	28	34	45
Travel	5	5	18	18	25
Bad debts	8	7	15	22	24
Other expenses	29	52	104	130	179

	351	400	1,200	1,268	1,710

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 6 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the nine months ended 31 March 2010, 51,363,289 shares with a total value of $121 million were issued in lieu of a cash dividend (nine months ended 31 March 2009: 9,831,649 shares with a total value of $47 million; year ended 30 June 2009: 33,629,166 shares with a total value of $79 million).

Dividends paid

On 20 August 2009 the board of directors approved the payment of a fourth quarter dividend for the year ended 30 June 2009 of $112 million, presenting 6.0 cents per share.

On 5 November 2009, the Board of Directors approved the payment of a first quarter dividend of $113 million, representing 6 cents per share.

On 11 February 2010, the Board of Directors approved the payment of a second quarter dividend of $114 million, representing 6 cents per share.

No imputation credits were attached to the above dividends and no supplementary dividends were declared.

Declaration of dividend

On 6 May 2010, the Board of Directors approved the payment of a third quarter dividend of $115 million, representing 6 cents per share. No imputation credits will be attached to the dividend and no supplementary dividend has been declared.

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$
Net earnings for the period	340	322	400
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	777	656	917
Bad and doubtful accounts	17	24	29
Increase/(decrease) in deferred income tax	(4)	(23)	33
Share of associates’ (profits) / losses	(1)	—	1
Asset impairments	—	101	121
Other	18	11	(54)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	122	61	101
Decrease/(increase) in inventories	(1)	(10)	(41)
Decrease/(increase) in tax recoverable	83	119	87
Decrease in accounts payable and related items	(53)	(60)	(43)

Net cash flows from operating activities	1,298	1,201	1,551

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 8 CONTINGENCIES & COMMITMENTS

New Zealand

Commerce Act and Fair Trading Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open Fair Trading Act investigations, which include Telecom’s broadband marketing campaigns.

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in June-August 2008. A reserved judgment was delivered on 14 October 2009 in which the High Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of this configuration of data services was in breach of section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. There will be a separate hearing relating to any pecuniary penalty to be paid by Telecom under the Commerce Act. Telecom has appealed the High Court decision. The Commission has cross appealed the points decided in Telecom’s favour.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The hearing date is 21 June 2010.

Other litigation and investigations

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. APT is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date and are waiting for a decision on this application. On 26 January 2010 the Court granted the parties’ application to postpone and scheduled a new hearing for five weeks starting on 7 February 2011. The Court also ordered that APT provide Telecom on a without prejudice basis with the quantum of the alleged losses from the breach of fiduciary duty causes of action. On receipt, Telecom will review the basis for the calculation. There is a further conference to review the case on 30 June 2010.

On 27 August 2009 the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated whether there had been a breach and whether to take any enforcement action. The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 8 CONTINGENCIES & COMMITMENTS (continued)

The Commission announced on 6 November 2009 that it was issuing proceedings alleging that three separate loyalty offers made by Telecom Wholesale between December 2008 and July 2009 are likely to have breached its obligation not to discriminate between service providers under the Telecom Separation Undertakings. Proceedings are expected to be filed in 2010.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have a significant effect on the financial position or profitability of Telecom.

Capital commitments

At 31 March 2010, capital expenditure amounting to $163 million (31 March 2009: $225 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9 LONG-TERM DEBT

In the year ended 30 June 2009 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme.

During the year ended 30 June 2009, Telecom also repaid GBP200 million and JPY 2 billion on its Euro Medium Term Note Programme and repaid NZ$12 million in Telebonds.

NOTE 10 ASSET IMPAIRMENTS

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Unaudited NZ$	2009 Unaudited NZ$	2009 Audited NZ$

Impairment of Australian Operations	—	—	—	68	68
Impairment on existing mobile network equipment	—	—	—	33	33
Impairment of other network equipment	—	—	—	20	20
Settlement from supplier	—	—	—	(20)	(20)

	—	—	—	101	101

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 10 ASSET IMPAIRMENTS (continued)

Australian Operations

In the year ended 30 June 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed its carrying value based on forecasts at those times. Management’s assessment at that time of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for that financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in that assessment was 12.4%.

Mobile network equipment

In the year ended 30 June 2009, a non-cash impairment charge of $33 million was recognised to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network.

Other network equipment

Telecom also recognised an impairment charge of $20 million in the year ended 30 June 2009 relating to other network equipment. Telecom received a corresponding $20 million settlement from the supplier of the equipment as compensation for Telecom’s loss, which has been netted against the impairment charge.

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 31 March 2010. No other material subsequent events have arisen since 31 March 2010.

NOTE 12 TAXATION

The tax charge for the nine months ended 31 March 2010 of $87 million was $47 million lower than the tax charge of $134 million for the nine months ended 31 March 2009. This reduction was principally due to:

•

the increase in value of certain tax credits recognised as deferred tax assets in the first quarter of FY10, which arose from amendments to New Zealand’s tax legislation as described in the Q1 FY10 condensed financial statements; and

•	a reduction in net profit before tax after adjusting items.

At the date of these condensed financial statements a draft tax bill has been introduced in Parliament which, as currently worded, may reduce the value of the tax credits that were recognised following the abolition of the conduit relief regime.

15

APPENDIX 7 - NZX CONDUCT RULES

TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one

(Please provide any other relevant details on additional pages)

1

Full name of Issuer

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice

RUSS HOULDEN

Authority for event, e.g. Directors’ resolution

DIRECTORS’ RESOLUTION

Contact phone number

(0800) 737500

Contact fax number

(09) 303 3430

Date

06 /05/2010

Nature of event

Tick as appropriate

Bonus Issue

Rights Issue non-renouncable

If ticked, state whether:

Capital change

Rights Issue Renouncable

Taxable / Non Taxable

Conversion

Interest

If ticked, state whether: Interim

Full Year

Call

Dividend

Special

EXISTING securities affected by this

If more than one security is affected by the event, use a separate form.

Description of the class of securities ORDINARY SHARE ISIN NZ TELE0001S4

If unknown, contact NZX

Details of securities issued pursuant to this event

If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities

ISIN

If unknown, contact NZX

Number of Securities to be issued following event

Minimum Entitlement

Ratio, e.g 1 for 2 for

Conversion, Maturity, Call Payable or Exercise Date

Treatment of Fractions

Enter N/A if not applicable

Tick if pari passu OR provide an explanation of the ranking

Strike price per security for any issue in lieu or date

Strike Price available.

Monies Associated with Event

Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security 6.0 CENTS

Currency NEW ZEALAND DOLLARS

Total monies $115,007,371

Source of Payment RETAINED EARNINGS

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents $0.000000

Date Payable 4 June, 2010

Taxation

In the case of a taxable bonus issue state strike price N/A

Resident Withholding Tax 1.980000 cents

Credits (Give details) $0.000000

Amount per Security in Dollars and cents to six decimal places

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm

For calculation of entitlements - must be the last business day of a week

21/05/10 AUST &NZ; 20/05/10 USA

Application Date

Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.

04/06/10 AUST & NZ; 11/06/10 USA

Notice Date

Entitlement letters, call notices, conversion notices mailed

Allotment Date

For the issue of new securities.

Must be within 5 business days of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights:

Cease Quoting Rights 5pm:

Commence Quoting New Securities:

Cease Quoting Old Security 5pm:

Security Code:

Security Code: